                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              (AMENDMENT NO. N/A)

                                 DEFIANCE, INC.
                           (NAME OF SUBJECT COMPANY)

                                 DEFIANCE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  244662-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                MICHAEL J. MEIER
                            CHIEF FINANCIAL OFFICER
                                 DEFIANCE, INC.
                         1111 CHESTER AVENUE, SUITE 750
                              CLEVELAND, OH 44114
                                 (216) 861-6300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                 WITH A COPY TO

                            GLENN E. MORRICAL, ESQ.
                               ARTER & HADDEN LLP
                               925 EUCLID AVENUE
                      SUITE 1100, THE HUNTINGTON BUILDING
                              CLEVELAND, OH 44115
                                 (216) 696-1100
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Defiance, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1111 Chester Avenue, Suite 750, Cleveland, OH 44114. The title of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's Common Stock, par value $0.05 per share (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") made by DN Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of New Hampshire Oak, Inc., a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of The General Chemical Group Inc., a Delaware corporation ("General Chemical Group"), disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated January 13, 1999, to purchase all of the outstanding Shares at a price of $9.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal. The
Schedule 14D-1, Offer to Purchase, Letter of Transmittal and related documents, together with any amendments or supplements thereto, are sometimes collectively referred to herein as the "Offer Documents". A copy of the Offer to Purchase is filed as Exhibit 1 to this Statement.

     According to the Schedule 14D-1, the principal executive offices of Parent, the Purchaser, and General Chemical Group are located at Liberty Lane, Hampton, NH 03842.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1999 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit 2 to this Statement.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Except as set forth in this Item 3(b) or in the Information Statement attached to this Schedule 14D-9 as Annex A (the "Information Statement"), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company and its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Parent or the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference.

     (b)(1) Certain Arrangements between the Company and Certain of its Directors, Executive Officers and Affiliates.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers, and affiliates are described in the Information Statement under "Director Compensation," "Executive Compensation and Other Information," and "Compensation Committee Report on Executive Compensation." The Information Statement is incorporated herein by reference.

  STOCK OPTIONS; EQUITY-BASED PLANS

     Pursuant to the Merger Agreement, all options to purchase Shares outstanding immediately prior to the effective time of the Merger (the "Effective Time"), including, without limitation, options outstanding pursuant to the Company's 1998 Stock Option Plan, its 1989 Stock Option Plan, its 1985 Stock Option Plan or its 1994

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Stock Option Plan for Non-Employee Directors, will be canceled by the Company in exchange for a payment in cash by the Purchaser (the "Option Consideration") equal to the product of (i) the number of Shares previously subject to options and (ii) the excess if any, of the Merger Consideration (as defined in the Merger Agreement) over the exercise price for such Shares under such options.

     The Company has agreed, pursuant to the Merger Agreement and subject to the payment of the Option Consideration, effective as of the Effective Time, to cause to be terminated each stock option or other equity-based plan maintained with respect to any Shares (or rights in respect thereof).

  CONFIRMATION OF CHANGE OF CONTROL ARRANGEMENTS

     The Company has change of control agreements or change of control policies (collectively, "Change of Control Agreements") applicable to Jerry A. Cooper, Michael J. Meier, Clifford Schumacher, Benjamin Scherschel, Fred Burke, and Michael Madden (each, an "Executive" and collectively, the "Executives"). A copy of the employment agreement with Jerry A. Cooper, dated February 28, 1992, as modified July 2, 1996, is filed as Exhibit 9 to this Statement. The Company's Change of Control Policy applicable to the other Executives, dated July 24, 1998 is filed as Exhibit 10 to this Statement. In connection with the Merger Agreement, and in accordance with the terms of these agreements, the Purchaser and the Company have agreed (i) to confirm in all respects the obligations of the Company pursuant to the Change of Control Agreements and (ii) to continue salary, bonus and benefits provided to each of the Executives at no less than current levels prior to a termination due to a change in control. The Change of Control letter agreements dated January 7, 1999 among the Purchaser, the Company and each of the Executives are filed as Exhibits 11 through 16 to this Statement.

  INDEMNIFICATION ARRANGEMENTS

     The Company is a Delaware corporation. The General Corporation Law of the State of Delaware (the "DGCL") generally provides that a corporation may indemnify an officer or director who was, or is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that he is or was a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The Certificate of Incorporation of the Company provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Furthermore, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent authorized by the DGCL as so amended.

     The Company maintains a directors' and officers' liability insurance policy to insure directors and officers against losses resulting from wrongful acts committed by them in their capacities as officers and directors of the Company, including liabilities arising under the Securities Act.

     The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time currently existing in favor of the current or former directors, officers, employees or agents of the Company and its subsidiaries or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, as provided in their respective certificates of incorporation, by-laws, (or comparable organizational documents) and indemnification agreements will survive the Merger and continue in full force and effect in accordance with their terms. The Merger Agreement also obligates the Parent to cause to be maintained for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time ("D&O Insurance") for all persons who were directors and officers of the Company on the date of
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the Merger Agreement, so long as the annual premium therefor is not in excess of
250% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"); provided, however, that if the annual premium therefor would exceed the Maximum Premium, Parent shall purchase as much coverage as is available for the Maximum Premium; provided, further, that Parent may, in lieu of maintaining such existing D&O Insurance, cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries or any policy specifically obtained for that purpose, so long as the terms thereof are no less advantageous to the covered person than the existing D&O Insurance for a period of not less than six years from the Effective Time. If the existing D&O Insurance expires, is terminated or canceled during such six year period, Parent will obtain as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium equal to the Maximum Premium, on terms and conditions no less advantageous to the covered person than the existing D&O Insurance.

     (b)(2) Certain Arrangements between and among Parent, the Purchaser and Certain Directors, Executive Officers and Affiliates of the Company.

     On January 7, 1999, the Company, Parent and the Purchaser entered into the Merger Agreement. Concurrently therewith, Parent, the Purchaser and each of Jerry A. Cooper, Thomas H. Roulston II, Michael J. Meier, Scott D. Roulston, John D. Ong, George H. Lewis III, James E. Heighway, Richard W. Lock, Clifford Schumacher, James L. Treece, Carl A. Rispoli, Fred Burke, Roger E. Drummer, Michael B. Madden, Michael P. Pavlica, David M. Piacenti, Benjamin A. Scherschel, Janice F. Schneikart, and Phillip C. Tomczak entered into a Stockholders Agreement (described below). The following summaries of agreements are qualified in their entirety by reference to the full text of these agreements.

  THE MERGER AGREEMENT

     THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may, in its sole discretion waive, in whole or in part, at any time or from time to time, any condition of the Offer, provided that the Purchaser has agreed that it will not, without the prior written consent of the Company, (a) reduce the number of Shares subject to the Offer, (b) reduce the price per Share to be paid in the Offer, (c) add to, or amend, the conditions to the Offer set forth in the Merger Agreement, (d) modify the form of consideration payable in the Offer, (e) decrease, increase or waive the Minimum Condition (which is defined as that number of Shares which would represent in excess of 50% of all outstanding Shares determined on a fully diluted basis (such basis assumes all Shares underlying vested and unvested stock options are issued and outstanding)), or (f) amend any term of the Offer in any manner materially adverse to the holders of Shares. The Purchaser has reserved the right (but is not obligated), subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), to extend the period of time during which the Offer is open, and thereby delay acceptance of the Shares for payment, and to amend the Offer. Purchaser, subject only to the conditions set forth in the next paragraph, shall accept for payment and pay for the Shares which have been validly tendered and not withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. The Purchaser has the right to terminate the Offer if, on or before July 6, 1999 and without fault of the Purchaser, the conditions to the Offer have not been met.

     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment, or to pay for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer or postpone the acceptance for payment, the purchase of, and/or payment for, Shares tendered if at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares shall theretofore have been accepted for payment or paid pursuant to the Offer) any of the following conditions exists: (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered,
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promulgated, amended or issued that is applicable to Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, which could reasonably be expected to have the effect of: (i) making illegal, or otherwise restraining or prohibiting or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the Shares by Parent or Purchaser, the consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries, or by Parent, Purchaser or any of Parent's subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or Parent or any of its subsidiaries, or compelling Purchaser, Parent or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries taken as a whole or Parent or any of its subsidiaries, in each case as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming material limitations on the ability of Purchaser, Parent or any of Parent's subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of Parent's subsidiaries on all matters properly presented to the shareholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; (iv) requiring divestiture by Parent or Purchaser, directly or indirectly, of any Shares; or (v) which could reasonably be expected to materially adversely affect the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole or the value of the Shares or of the Offer to Purchaser or Parent; (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from that existing at the close of business on the date hereof, (iii) any material adverse change or any condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that materially adversely affects, the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect on the Company or materially adversely affect (or materially delay) the consummation of the Offer or (vii) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof which acceleration or worsening is reasonably expected to have a Material Adverse Effect on the Company or to materially adversely affect the consummation of the Offer; (c) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, or (ii) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement and, within ten business days of taking and disclosing to its stockholders the aforementioned position, shall not have publicly reconfirmed its recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger,
(B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (C) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified
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shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination, except with respect to representations and warranties made as of an earlier time; (e) the Company shall have failed to perform any material obligation or to comply with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement; (f) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company; or (g) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated or any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, shall not have been obtained and such failure to obtain could reasonably be expected to have a Material Adverse Effect on the Company or the value of the Shares or the Offer to the Purchaser; which, in the good faith sole judgment of Purchaser makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     THE MERGER. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", and as promptly as practicable following consummation of the Offer, the Purchaser will be merged with and into the Company, and each then issued and outstanding Share (other than Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent or held in the treasury of the Company, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

     The Company shall be the surviving entity in the Merger and the name of the surviving company shall be "Defiance, Inc." The Certificate of Incorporation and Bylaws of the Company shall be amended by virtue of the Merger. See the Offer to Purchase for information on such amendments.

     The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the surviving corporation, and the officers as set forth in the Merger Agreement will be the officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified. See the Offer to Purchase for information on such directors and officers.

     The Merger Agreement provides that promptly upon the purchase by the Purchaser of at least a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer and from time to time thereafter, the Company shall use its best efforts to allow the Purchaser to designate up to the minimum number of directors of the Company necessary in order for the result (expressed as a fraction) derived by dividing the number of directors so designated by the total number of directors to be at least equal to the result (expressed as a fraction) derived by dividing the Shares then held by the Purchaser by the total number of Shares then outstanding, provided, however, that until the consummation of the Merger, the Board of Directors of the Company will have at least two Independent Directors. Upon request by the Purchaser, the Company has agreed to use its best efforts promptly to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Annex A hereto. The term "Independent Director" means a director of the Company who is neither designated by the Purchaser nor otherwise affiliated with Parent or the Purchaser nor an employee of the Company or any of its subsidiaries.

     Following the election or appointment of the Purchaser's designees to the Board and prior to the Effective Time, any amendment to the Merger Agreement or the Certificate of Incorporation or By-laws of the Company,
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any termination of the Merger Agreement by the Company, and any extension of time for performance, or waiver of rights, under the Merger Agreement will require the concurrence of a majority of Independent Directors.

     COMPANY STOCK OPTIONS. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each then outstanding option to purchase Shares (collectively, the "Options"), whether or not then exercisable, shall be canceled by the Company in exchange for a right to receive payment from the Purchaser of an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of Shares previously subject to the Options and (ii) the excess, if any, of the price per Share paid pursuant to the Offer over the exercise price per Share of the Share previously subject to the Option, which such amount the surviving company shall instruct the paying agent to pay as soon as practicable after the Effective Time, and in any event, no more than fifteen days after the Effective Time.

     STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, as soon as practicable following the purchase of the Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the "Meeting") for the purpose of adopting and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that the Company shall, if required by law, prepare and file with the Commission a proxy statement in connection with obtaining stockholder approval of the Merger. The proxy statement shall include the recommendation of the Board that stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby (except to the extent that the Board of Directors of the Company has modified or withdrawn its recommendation of the Merger and terminated the Merger Agreement as provided in the Merger Agreement).

     APPRAISAL RIGHTS. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of
Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal and accept the Merger without the consent of the Company within 60 days after the Effective Time.

     The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     CONDITIONS TO THE MERGER. The Merger Agreement provides that the obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including the following:
(a) the Purchaser shall have purchased all Shares duly tendered and not withdrawn pursuant to the terms of the Offer and subject to the terms thereof; provided that the obligation of the Parent and the Purchaser to effect the Merger shall not be conditioned on the fulfillment of such condition if the failure of the Purchaser to purchase the Shares pursuant to the Offer shall have constituted a breach of the Offer or of the Merger Agreement; (b) the consummation of the Merger shall not be precluded by any order, decree or injunction of a court of competent jurisdiction (each party having agreed to use its best efforts to have any such order reversed or injunction lifted), and there shall not have been any action taken or any law enacted, promulgated or deemed applicable to the Merger by any court, governmental agency or regulatory or administrative authority, foreign or domestic (each, a "Governmental Entity") that makes consummation of the Merger illegal; (c) if required by the Certificate of Incorporation and By-Laws of the Company and the DGCL, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of the requisite number of Shares in accordance with the Certificate of Incorporation and By-Laws of the Company and the DGCL; and (d) any applicable waiting

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period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended
(the "HSR Act"), shall have expired or been terminated. The Merger Agreement also provides that the obligations of Parent and the Purchaser (but not the Company) to consummate the Merger are subject to the following additional conditions: (a) the Company shall not have received notice from the holder or holders of more than 3% of the outstanding Shares, determined on a fully diluted basis, that such holder or holders have exercised or intend to exercise its or their appraisal rights under Section 262 of the DGCL, (b) there shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (and there shall not be pending by any other person any suit, action proceeding which has a reasonable likelihood of success), in each case (i) challenging the acquisition by Parent or the Purchaser of any shares of capital stock of the Company or the Surviving Corporation, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement or seeking to obtain from the Company, Parent or the Purchaser any damages that are material taken as a whole or Parent and its subsidiaries taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as applicable, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as applicable, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company or the Surviving Corporation, including the right to vote the Shares, or common stock of the Surviving Corporation, on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (iv) seeking to prohibit Parent and its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole, or (v) which otherwise could reasonably be expected to have a Material Adverse Effect on the Company or Parent, and (c) there shall not be any statute, rule, regulation, judgment or order enacted, entered, enforced or promulgated that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (ii) through
(iv) above.

     As used herein, "Material Adverse Effect" means, with respect to any person or entity, a material adverse effect on the business, assets, liabilities, operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to corporate power and authority to execute, deliver and consummate the Merger Agreement, undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable laws, taxes, employee benefit plans, litigation, environmental liabilities and contracts. None of the representations and warranties in the Merger Agreement will survive the Effective Time, or in the case of the Company, will survive the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer.

     GOING PRIVATE TRANSACTIONS. The Merger will have to comply with any applicable Federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Company does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to consummation of the Merger.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the terms of the Merger Agreement by the stockholders of the Company:

     (1) by the mutual written consent of Parent, the Purchaser and the Company;

     (2) by either the Parent or the Company if, on or before April 7, 1999 and without fault of such terminating party, the Purchaser shall not have purchased in the Offer such number of Shares which represents in excess of

50% of the outstanding Shares on a fully diluted basis, or the Merger shall not have been consummated on or before July 6, 1999, provided, however, that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer or the Merger to have occurred on or before the aforesaid date;

     (3) by either the Parent or the Company if the Offer shall expire or terminate in accordance with its terms without any Shares having been purchased thereunder and, in the case of termination by the Parent, the Purchaser shall not have been required by the terms of the Offer or the Merger Agreement to purchase any Shares pursuant to the Offer;

     (4) by the Company if the Purchaser shall not timely commence the Offer as provided in the Merger Agreement;

     (5) if approval by the Company's stockholders is required by law, by either the Purchaser or the Company if, upon a vote of the Company's stockholders, such stockholder approval shall not have been obtained;

     (6) unilaterally by the Purchaser or the Company: (i) if the other fails to perform any material covenant or agreement in any material respect in the Merger Agreement, and does not cure the failure in all material respects within 30 business days after the terminating party delivers written notice of the alleged failure; or (ii) if any condition to the obligations of that party is not satisfied (other than by reason of a breach by that party of its obligations hereunder), and it reasonably appears that the condition cannot be satisfied prior to July 6, 1999;

     (7) by either the Purchaser or the Company if either is prohibited by an order or injunction (other than an order or injunction on a temporary or preliminary basis) of a court of competent jurisdiction or other Governmental Entity from consummating the Offer or the Merger and all means of appeal and all appeals from such order or injunction have been finally exhausted;

     (8) by the Purchaser if the Board of Directors of the Company shall have withdrawn or modified, or resolved to withdraw or modify, in any manner which is adverse to Parent or the Purchaser, its recommendation or approval of the Offer, the Merger or the Merger Agreement; provided, however, that such a termination shall not become effective if, as a result of the Company's receipt of a proposal for an Acquisition Transaction (as defined under "Takeover Proposals") from a third party, the Company, in accordance with the Merger Agreement, withdraws or modifies, or resolves to withdraw or modify, in any manner which is adverse to Parent or the Purchaser, its recommendation or approval of the Offer, the Merger or the Merger Agreement and if within ten business days of taking and disclosing to its stockholders the aforementioned position the Company publicly reconfirms its recommendation of the transactions contemplated by the Merger Agreement; or

     (9) by the Company if (i) the Board of Directors of the Company shall have determined in good faith, based on the advice of outside counsel, that it is necessary, in order to comply with its fiduciary duties to the Company's stockholders under applicable law, to terminate the Merger Agreement to enter into an agreement with respect to or to consummate a transaction constituting a Superior Proposal (as defined under "Takeover Proposals"), (ii) the Company shall have given notice to the Purchaser advising the Purchaser that the Company has received a Superior Proposal from a third party, specifying the material terms and conditions (including the identity of the third party) and that the Company intends to terminate the Merger Agreement, (iii) either (A) the Purchaser shall not have revised its proposal for an Acquisition Transaction within two business days from the time on which such notice is deemed to have been given to Parent or (B) if the Purchaser within such period shall have revised its proposal for an Acquisition Transaction, the Board of Directors of the Company, after receiving advice from the Company's financial advisor, shall have determined in its good faith reasonable judgment that the third party's proposal for an Acquisition Transaction is superior to Parent's revised proposal for an Acquisition Transaction and (iv) the Company, at the time of such termination, pays the Expenses and the Termination Fee (each as defined under "Fees and Expenses" below).

     TAKEOVER PROPOSALS. The Merger Agreement provides that the Company shall not, shall not permit any of its subsidiaries to, and shall not authorize or permit any officer, director or employee or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its subsidiaries to, directly or indirectly, except as otherwise described in this Section on "Takeover Proposals": (i) initiate, solicit, negotiate, encourage, or provide confidential information to facilitate any proposal or offer to acquire all or any substantial part of the business and properties of the Company and its subsidiaries, taken as a whole, or beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (such transactions being referred to herein as "Acquisition Transactions"); (ii) enter into any agreement with respect to any Acquisition Transaction or give any approval of the type referred to in the next paragraph below with respect to any Acquisition Transaction; or (iii) participate in any discussions regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Transaction. Notwithstanding the immediately preceding sentence, the Company and its subsidiaries may, prior to the approval of the Merger Agreement by the Company's stockholders, in response to any unsolicited proposal for an Acquisition Transaction, furnish information concerning its business, properties or assets to the corporation, partnership, person or other entity or group (a "Potential Acquiror") making such proposal for an Acquisition Transaction and participate in negotiations with the Potential Acquiror if (x) the Company's Board of Directors after consultation with one or more of its independent financial advisors, is of the reasonable belief that such Potential Acquiror has the financial wherewithal to consummate such an Acquisition Transaction, (y) the Company's Board of Directors reasonably determines, after receiving advice from the Company's financial advisor, that such Potential Acquiror has submitted a proposal for an Acquisition Transaction that involves consideration to the Company's stockholders and other terms that taken as a whole are superior to the Merger, and (z) based upon advice of counsel to such effect, the Company's Board of Directors determines in good faith that it is necessary to so furnish information and negotiate with such Potential Acquiror in order to comply with its fiduciary duty to stockholders of the Company. As used herein, the term "Superior Proposal" means a bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company, provided: (i) such proposed transaction satisfies the tests set forth in clauses (x), (y) and (z) above and (ii) the Board of Directors determines, in its good faith reasonable judgment, that such proposed transaction is reasonably likely to be consummated without undue delay. The Merger Agreement provides that in the event the Company shall determine to provide any information as described above, or shall receive any offer of the type referred to in this subsection or shall receive or become aware of any other proposal to acquire a substantial part of the business and properties of the Company and its subsidiaries, taken as a whole, or to acquire a substantial amount of capital stock of the Company, it shall promptly inform Parent orally as to the fact that information is to be provided and shall furnish to Parent the identity of the recipient of such information and/or the proponent of such offer or proposal and a description of the material terms thereof. The Company is also obligated to keep Parent fully informed of the status and material details of any such proposed Acquisition Transaction or other transaction (including any material amendments or material proposed amendments of any such proposed Acquisition Transaction or other transaction).

     The Merger Agreement also provides that neither the Board of Directors of the Company nor any committee thereof (x) shall withdraw or modify or propose to withdraw or modify, in any manner adverse to Parent, the approval or recommendation of such Board of Directors or such committee of the Merger Agreement, the Offer or the Merger or (y) approve or recommend, or propose to approve or recommend, any proposal for an Acquisition Transaction except, in each case, in connection with a Superior Proposal.

     The Merger Agreement also provides that nothing therein shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that neither the Company nor its Board of Directors shall, except as provided above, propose to approve or recommend acceptance of an Acquisition Transaction.

     FEES AND EXPENSES. The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent the sum of (x) Parent's Expenses (as defined below) and (y) $1,750,000 (the "Termination Fee") upon demand if the Company terminates the Merger Agreement in accordance with the provision described in paragraph (9) under "Termination of Merger Agreement." In addition, the Company will pay or cause to be paid in same day funds to Parent, the sum of Parent's Expenses and the Termination Fee upon demand if: (i) the Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraphs (6) or (8) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, or (ii) the Company or the Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraphs (2), (3) or (5) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, and, within twelve months after any termination referred to in the immediately preceding clauses (i) or (ii) of this sentence, the person that made the proposal for an Acquisition Transaction (or an affiliate thereof) completes a merger, consolidation or other business combination with the Company or a subsidiary of the Company, or the purchase from the Company or from a subsidiary of the Company of 30% or more (in voting power) of the voting securities of the Company or of 30% or more (in market value) of the assets of the Company and its subsidiaries, on a consolidated basis; provided that the Company will not have any such obligations if the Purchaser terminates the Merger Agreement in accordance with the provision described in paragraph (6)(ii) under "Termination of Merger Agreement" as a result of the failure of a condition to be satisfied unless the reason for the failure of such condition to be satisfied is reasonably related to the making of such proposal for an Acquisition Transaction by the person that ultimately consummated a transaction with the Company. "Expenses" shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer and the Merger or the consummation of any of the transactions contemplated by the Merger Agreement (including, without limitation, the fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants to Parent and any of its affiliates), provided that all such Expenses for this purpose shall not exceed $1,000,000 in the aggregate.

     CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that, except as otherwise expressly contemplated by the Merger Agreement (including as set forth on the disclosure schedule thereto) or to the extent that Purchaser shall otherwise consent in writing, during the period from the date of the Merger Agreement to the Effective Time the Company shall not and shall cause its subsidiaries not to: (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (d) grant, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities except upon exercise of any Option; (e) amend its certificate of incorporation, by-laws or other comparable organizational documents; (f) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (y) any assets or services of any kind other than (A) pursuant to written purchase orders issued in the ordinary course of business and in customary amounts consistent with past practices or (B) acquisitions of assets or services in customary amounts consistent with past practices that, individually, do not exceed $25,000; (g) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice, that are material to the Company and its subsidiaries taken as a whole; (h) incur any indebtedness, except for borrowings for working capital purposes not in excess of recent past practices and current lending arrangements; (i) make or agree to make any new capital expenditure or capital expenditures which in the aggregate, are in excess of $100,000, (j) pay (or commit to pay) any bonus or other incentive compensation to any officer, director, partner or other employee or grant (or commit to grant) to any officer, director, partner or employee any other increase in compensation, except, in the case of employees who are not executive officers or directors, normal salary increases consistent with recent practice; (k) (x) enter into, adopt or amend (or commit to enter into, adopt or amend) any employment, retention, change in control, collective bargaining, deferred compensation, severance, retirement, bonus, profit-sharing, stock option or other equity, pension or welfare plan or agreement maintained for the benefit of any officer, director, partner or employee, except as required by law, or (y) except as required by agreements set forth on the disclosure schedule to the Merger Agreement, grant or pay (or commit to grant or pay) any severance or termination compensation or benefits to any officer, director, partner or employee, (l) make any tax election inconsistent with past practices or settle or compromise any material income tax liability; (m) except in the ordinary course of business or except as would not reasonably be expected to have a Material Adverse Effect on the Company, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary is a party or waive, release or assign any material rights or claims thereunder; (n) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles; or (o) authorize, or commit or agree to take, any of the foregoing actions.

     In addition to the foregoing, the Company has agreed that, except as expressly contemplated or permitted by the Merger Agreement, it will not take any action, or permit any of its subsidiaries to take any action, that would, or that could reasonably be expected to, result in: (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue; (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect; or
(c) any of the conditions to the Merger not being satisfied.

     REASONABLE BEST EFFORTS. The Merger Agreement provides that, except as otherwise contemplated therein, Parent, the Purchaser and the Company shall use their reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, including using their reasonable best efforts: (i) to obtain all necessary waivers, consents and approvals; and (ii) to effect all necessary registrations and filings, subject to approval by the Company's stockholders. In case at any time after the Effective Time any further action is necessary or desirable to carry out the obligations of the parties under the Merger Agreement, the proper officers and/or directors of Parent, the Purchaser and the Company, as the case may be, shall take the necessary action.

     Specifically, Parent, Purchaser and the Company have agreed to use their reasonable best efforts to make promptly any required submissions under the HSR Act (and certain other applicable statutes) with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement. The Company has agreed to use its reasonable best efforts to obtain all consents, approvals, permits or authorizations as are required to be obtained from other parties to loan agreements or other contracts material to the Company's business in connection with the consummation of the Merger, including, without limitation, those filings and consents identified in the disclosure schedule to the Merger Agreement.

  THE CONFIDENTIALITY AGREEMENT

     On April 23, 1998 General Chemical Group and the Company entered into a confidentiality agreement, a copy of which is attached to this Statement as
Exhibit 21, pursuant to which, among other things, both agreed to treat as confidential certain information provided by or on behalf of the other. In addition, each agreed for a period of two years not to solicit to employ any of the current officers or employees of the other who is still employed thereby without obtaining the prior written consent of other.

  THE STOCKHOLDERS AGREEMENT

     In connection with execution of the Merger Agreement, Parent and the Purchaser have entered into a Stockholders Agreement, dated as of January 7, 1999 (the "Stockholders Agreement"), with each of Jerry A. Cooper, Thomas H. Roulston II, Michael J. Meier, Scott D. Roulston, John D. Ong, George H. Lewis III, James E. Heighway, Richard W. Lock, Clifford Schumacher, James L. Treece, Carl A. Rispoli, each an executive officer and/or director of the Company, and with eight other employees of the Company (collectively, the "Selling Stockholders"). A copy of the Stockholders Agreement is filed as Exhibit 17 and is incorporated herein by reference.

     Pursuant to the terms and conditions of the Stockholders Agreement, each Selling Stockholder has agreed to tender his Shares in the Offer. In the Stockholders Agreement, each Selling Stockholder has further agreed that, until the Termination Date (as defined below), such Selling Stockholder has granted to Purchaser an irrevocable proxy to, and will vote his Shares: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, the Offer or the Stockholders Agreement;

and (iii) except as specifically requested in writing by Parent in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (C) any change in the Board of Directors of the Company; (D) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation; (E) any other material change in the Company's corporate structure or business; and (F) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing.

     In addition, subject to any obligations that he may have as a director or officer of the Company and further subject to such restrictions as exist under the Merger Agreement, each Selling Stockholder has agreed that he shall not, directly or indirectly (including through advisors, agents or other intermediaries), initiate, solicit, negotiate, encourage or provide confidential information to facilitate any proposal or offer by any person that constitutes or could reasonably be expected to lead to an Acquisition Transaction (as defined in the Merger Agreement). If any Selling Stockholder receives any such inquiry or proposal, then such Selling Stockholder shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. The Selling Stockholders have also agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     Each Selling Stockholder has agreed not to transfer or otherwise dispose of his Shares other than through the Offer or Merger, or otherwise grant any proxies with respect to, or otherwise encumber his Shares.

     Under the Stockholders Agreement, each Selling Stockholder has also granted the Purchaser an irrevocable option to purchase all of such Selling Stockholder's Shares, including all Shares subject to all Options owned by such Selling Stockholder, in each case at the Offer Price per Share. In the case of all Shares underlying all such Stock Options (the "Option Shares"), such option may be exercised by the Purchaser at any time and from time to time following the earlier to occur of its purchase of any Shares pursuant to the Offer and any time when the Merger Agreement is terminated in accordance with its terms. Among other things, this option may facilitate the Purchaser's ability to acquire 50% of the outstanding Shares. In the case of all other Shares held by the Selling Stockholders, such option may be exercisable by the Purchaser at any time, and from time to time, following any time the Merger Agreement has been terminated in accordance with its terms. Among other things, such option may enable the Purchaser to acquire, and then sell, all of such Shares subject to such option to any person who has made and consummates a Superior Proposal.

     The Stockholders Agreement will terminate upon the "Termination Date," which means the earlier of (a) the Effective Time, (b) if (i) the Company terminates the Merger Agreement pursuant to paragraph 9 above under "Termination of the Merger Agreement," (ii) the Purchaser terminates the Merger Agreement pursuant to paragraphs 6 or 8 above under "Termination of the Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, or
(iii) the Company or the Purchaser terminates the Merger Agreement pursuant to paragraphs 2, 3 or 5 above under "Termination of the Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, twelve months after any such termination, provided however, that if the Purchaser has exercised the option pursuant to the Stockholders Agreement described above prior to such date but has not closed the purchase of the Shares and/or Option Shares subject to such option prior to such date, the Stockholders Agreement shall terminate immediately after the date of such closing, and (c) if the Merger Agreement is terminated under any circumstances not mentioned in clause
(b) of this paragraph, the date the Merger Agreement is terminated.

     The foregoing descriptions are qualified in their respective entireties by reference to the texts of the relevant agreements, plans, amendments and other documents, copies of which are filed as Exhibits 4 through 17 to this Statement and are incorporated herein by reference.

ITEM 4. THE SOLICITATION AND RECOMMENDATION.

  (A) RECOMMENDATION.

     At a meeting held on January 7, 1999, the Board of Directors of the Company unanimously approved the Offer and the Merger, determining that each of the Offer and the Merger (including the offer price of $9.50 per Share in cash) is advisable and is fair to and in the best interests of stockholders of the Company. At such meeting, the Board also unanimously adopted a resolution to recommend to the stockholders of the Company that they accept the Offer. In addition, the Board unanimously approved the form of Merger Agreement and Stockholders Agreement. Copies of a press release and a letter from the Board to the Company's stockholders concerning the Offer, the Merger Agreement and the Board's recommendations are filed as Exhibits 20 and 19, respectively, to this Statement and are incorporated herein by reference.

     As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

     STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES, AND CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

     Under Delaware law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is sufficient to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. Parent, Purchaser and the Company have agreed to use their reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including effecting the Merger as promptly as practicable following consummation of the Offer. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger and stockholders of the Company who dissent from the Merger in accordance with Delaware Law will be entitled to demand appraisal of the fair value of their Shares and payment of such fair value in cash. See "Appraisal Rights."

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 11, 1999, unless the Purchaser extends the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and General Chemical Group on January 8, 1999 announcing the Merger and the Offer is filed as Exhibit 20 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  (B) BACKGROUND AND REASONS FOR THE RECOMMENDATION.

                            BACKGROUND OF THE OFFER

     On July 25, 1997, management presented its operating plan for the fiscal year ended June 30, 1998 ("Fiscal 1998") to the Board of Directors. Management and the Board agreed it was essential to grow the Company to increase shareholder value.

     Further discussion took place among Board members at a regularly scheduled Board meeting on September 23, 1997 regarding the long-term direction of the Company. The Board instructed management to continue to pursue new business for the existing business units along with joint ventures, joint operating and marketing agreements, and acquisitions synergistic with the Company's business units.

     Shortly thereafter, management contacted several merger and acquisition advisory firms (none of which was placed on retainer) to identify potential acquisitions. As a result of such activities, in late October 1997 the Company submitted letters of interest to purchase two companies. One was a manufacturer of precision components and the other was a manufacturer of suspension components. During this period, management also explored the possible purchase of an automotive testing company and two other manufacturing companies.

     On December 5, 1997 a representative of a different company, a potential strategic buyer, hereinafter referred to as "Party A," contacted Thomas H. Roulston II, Chairman of the Company, expressing an interest to acquire the Company, either for cash or Party A stock. Party A and the Company signed a confidentiality agreement on December 9, 1997. The Company provided information to Party A and continued to answer questions through January 21, 1998, with one meeting at Party A's offices on January 6, 1998 involving Jerry A. Cooper (Chief Executive Officer of the Company), Michael J. Meier (Chief Financial Officer of the Company), Stephen E. Nash (then President of Defiance Precision Products, Inc. ("DPP"), a subsidiary of the Company), Michael Madden (President of Defiance Testing and Engineering Services, Inc. ("Testing"), a subsidiary of the Company), and Michael Pavlica (Controller of the Defiance Tooling Systems division, which is composed of Hy-Form Products, Inc. ("Hy-Form"), a subsidiary of the Company, and Binderline Draftline, Inc. ("Binderline"), a subsidiary of the Company) to answer Party A's questions. Party A made no further contact with the Company after the January 21, 1998 meeting. Management of the Company called Party A on May 13, 1998 and left a message to return the materials previously provided per the confidentiality agreement executed by the parties if Party A no longer required them. Party A returned all materials to the Company on May 15, 1998.

     The largest subsidiary of the Company is DPP, which accounts for approximately one-half of the Company's sales. DPP manufactures cam follower rollers and cam follower roller axles, which are integral parts of gasoline and diesel engines. DPP supplies its cam follower rollers and axles for traditional "push rod" engine designs. In recent years, however, overhead cam engine designs have gained growing acceptance and use in automobiles, and it is anticipated that the number of traditional push rod engine designs in the future will decline significantly. Both the traditional and overhead cam engines utilize cam follower rollers and axles, but the latter employs them as part of a sub-assembly known as a "rocker arm assembly," which includes a cam follower roller, axle and rocker arm. There is no "rocker arm assembly" in a traditional engine design. DPP does not manufacture rocker arms and therefore cannot independently supply the "rocker arm assembly" for the overhead cam engine. Because the overhead cam engine has been growing in popularity, and in an effort to preserve its market share, management has attempted over the last two years to acquire or associate, at least for marketing purposes, with a rocker arm manufacturer.

     In this pursuit, in late February 1998, Mr. Cooper contacted Steven Shulman, a Managing Director of Latona Associates, Inc. ("Latona"), which acts as financial advisor to General Chemical Group. Toledo Technologies, Inc. ("Toledo"), a subsidiary of General Chemical Group, manufactures stamped engine components which include rocker arms, but does not manufacture cam follower rollers or roller axles. Toledo currently purchases only nominal quantities of cam follower rollers and roller axles from the Company. Mr. Cooper indicated that the Company was interested in a joint venture/joint marketing arrangement or the purchase of Toledo. At DPP's planning meetings on March 4 and 7, 1998 and April 7, 1998, DPP's staff confirmed that with Toledo's rocker arms, DPP could supply the "rocker arm assembly" for overhead cam engines. In early March 1998, Mr. Shulman called Mr. Cooper to arrange a meeting for Mr. Cooper with a representative of Toledo, to explore ways to implement a sub-assembly marketing strategy. On March 26, 1998, Mr. Cooper met with the representative of Toledo to specifically discuss joint marketing opportunities to Ford and Chrysler in the U.S. as well as overseas markets. Later that day, in Dearborn, Michigan, Mr. Cooper met with representatives of Latona to discuss possible commercial relationships or a business combination involving DPP and General Chemical Group. These representatives said they understood the logic of a closer association, and agreed to carefully consider available options.

     On April 22, Mr. Cooper and Mr. Roulston toured Toledo's manufacturing facilities with representatives of Latona and General Chemical Group. The group discussed the marketing advantages of a closer association between DPP and General Chemical Group. Again Mr. Cooper and Mr. Roulston proposed that the parties consider various ways of strengthening the relationship between DPP and General Chemical Group. The parties discussed such proposals but no decision was made.

     On May 7, 1998, Messrs. Meier, Cooper and Dan Nichols, of Matthew Warren, Inc., an automotive marketing consulting firm to the Company, met with representatives of General Chemical Group in Cleveland to discuss how DPP and General Chemical Group could pursue the overhead cam market together. On May 8, 1998, these representatives toured DPP's facilities in Defiance, Ohio with Mr. Cooper.

     On June 29, 1998, representatives of General Chemical Group met with Mr. Roulston at his Cleveland office to discuss DPP and General Chemical Group joining forces in some manner. During the meeting, these representatives indicated that General Chemical Group was not interested in a joint marketing arrangement or a sale of Toledo, but they asked Mr. Roulston if the Company was interested in selling DPP. Mr. Roulston stated the Company was reluctant to sell DPP and commented that such a transaction would generate significant taxable gain to the Company. The representatives then asked if the Board of Directors of the Company would consider selling the entire Company. Mr. Roulston indicated he believed a serious and credible offer would be given appropriate consideration by the Company's Board.

     On July 6, 1998, Latona requested certain due diligence information from the Company, and the Company provided the requested information on July 9, 1998.

     On July 17, 1998 on a conference call between Messrs. Meier and Cooper and representatives of General Chemical Group, Messrs. Meier and Cooper answered numerous questions about individual subsidiaries' sales, earnings and capital expenditure projections. Later that day, Mr. Meier faxed to General Chemical Group more information in response to Latona's questions.

     There was no substantive contact between the Company and any of General Chemical Group, Parent or Latona personnel from the July 17, 1998 conference call until September 17, 1998. On September 17, 1998, however, a representative of Latona called Mr. Cooper and indicated that General Chemical Group, through its subsidiary, Parent, remained interested in purchasing the entire Company. The representative asked Mr. Cooper to inform Mr. Roulston of his call, which he did.

     On September 24, 1998, a representative of General Chemical Group called Mr. Cooper. Mr. Cooper told the representative that he had informed Mr. Roulston of the representative's September 17, 1998 call and recommended that he contact Mr. Roulston directly.

     At a regularly scheduled meeting of the Company's Board of Directors on September 25, 1998, Mr. Roulston informed the Board of the discussions with General Chemical Group since June 29, 1998. After a lengthy discussion, Mr. Roulston was authorized by the Company's Board to explore a potential transaction with General Chemical Group. Mr. Roulston's authority was set forth in a formal Board resolution.

     On October 5, 1998, when Mr. Roulston met with representatives of General Chemical Group in New York City, he again expressed the Company's desire to purchase Toledo. The General Chemical Group representatives again indicated that General Chemical Group would not sell Toledo. The representatives inquired again about General Chemical Group purchasing the Company. The representatives indicated at that time that General Chemical Group's best price would be in the range of $10 a share, subject to completion of due diligence review of the Company. Mr. Roulston attempted to negotiate a higher price, but a price in the range of $10 a share was General Chemical Group's best verbal value indication. Later that day and the next morning, October 6, 1998, the Directors were briefed on the state of the negotiations, and it was informally agreed that a potential cash offer in the range of $10 a share was worth pursuing further.

     On October 21, 1998, legal counsel to General Chemical Group and Parent sent a draft of the Merger Agreement and the Stockholders Agreement to legal counsel for the Company. Also on October 21, 1998, representatives of General Chemical Group sent Mr. Roulston an outline of proposed due diligence procedures and issues and a request that due diligence review take place at Company facilities on October 29 and 30, 1998.

     On October 24 and 26, 1998, legal counsel to the Company met with management of the Company to discuss issues related to the draft Merger Agreement and Stockholders Agreement. On October 27, 1998, legal counsel to the Company sent comments on the draft Merger Agreement and Stockholders Agreement to legal counsel for General Chemical Group and Parent.

     On October 28, 1998, the Company retained McDonald Investments Inc. ("McDonald") to undertake a study which would enable McDonald to render an opinion to the Board of Directors as to the fairness, from a financial point of view, of the proposed merger consideration to the stockholders of the Company.

     On October 29 and 30, 1998, representatives of Latona and General Chemical Group met with Company management and legal counsel to conduct due diligence in Cleveland at Company's headquarters. They also visited DPP Plants 1 and 2 located in Defiance, Ohio and interviewed the President and Controller of DPP.

     On November 3, 1998, legal counsel to General Chemical Group and Parent sent a revised draft of the Merger Agreement and the Stockholders Agreement to legal counsel to the Company.

     On November 4 and November 5, 1998, representatives of General Chemical Group toured each of the plants of Testing, Hy-Form, and Binderline and interviewed the President and Controller of each subsidiary.

     On November 17, 1998, representatives of General Chemical Group toured DPP plant 3 in Upper Sandusky, Ohio.

     On November 20, 1998, the Company's Board met to consider pursuing a sale of the Company to General Chemical Group. Representatives of McDonald attended that meeting at the invitation of the Directors and were asked to provide an overview of the various valuation analyses that would be used in connection with the delivery of a fairness opinion and to provide a preliminary indication of whether the consideration contemplated by the parties would be within the range of fairness. At that time, the Company and General Chemical Group had discussed a preliminary, pre-due diligence purchase price of approximately $10.00 per share. McDonald advised the Board that its preliminary analysis suggested that a price approximating $10.00 per share would be within the range of fairness. McDonald further advised the Board that, subject to satisfactory completion of its due diligence and valuation procedures and review of definitive documentation, it believed that, as of that date, it would be able to render an opinion that the consideration to be received in connection with the transaction was fair, from a financial point of view, to the shareholders of the Company.

     Counsel for the Company reviewed with the Board the proposed form of the transaction as a tender offer to be followed by a merger, and various terms of the Merger Agreement, including the absence of a financing contingency, the proposed terms of the Stockholders Agreement, the terms of a proposed termination fee of approximately 3.0% of the acquisition consideration and reimbursement of certain of Parent's expenses in the event of termination, the treatment of certain employee benefit plans including the cashing out of outstanding stock options, the conditions of termination of the merger and of the tender offer and the circumstances under which the Board could entertain an alternative proposal. Counsel also explained to the Board that General Chemical Group had not yet completed its due diligence review of the Company, which could affect the final price offered by General Chemical Group.

     The Board then considered the proposal in light of its strategic alternatives and its specific inability to independently produce the "rocker arm assembly" for the growing overhead cam engine market. The Board also considered the few other possible strategic alliances or transactions which would permit DPP to respond to this potential market shift. The Board of the Company considered its many unsuccessful efforts to grow the business, beginning in 1994 when the Company retained the investment banking firm of Carleton, McCreary, Holmes & Co. to assist the Company in its search for strategic acquisitions. As part of this engagement, as many as 40 candidates were identified and many of these were contacted to ascertain their interest in a potential transaction with the Company. No acquisitions were completed as a result of these efforts and of the Company's more recent efforts described above. The Board focused on the limited market for the Company as an acquisition candidate, and efforts which it had undertaken to find a suitable business combination. The Board discussed whether, in light of the prior indication of interest of Party A, the Company should delay completing a transaction with General Chemical Group. Following further discussion, and particularly given the apparent lack of interest from Party A and the concern that General Chemical Group could withdraw its interest if the Company were to delay its discussions with General Chemical Group, the Board determined to proceed with a possible transaction with General Chemical Group, subject to the resolution of certain issues, including price. The Board directed counsel to continue discussions with legal counsel to General Chemical Group and Parent to resolve open issues.

     Over the next few weeks, counsel for the parties continued negotiations on the merger agreement and related documents, and General Chemical Group continued its due diligence review of the Company. On December 24, 1998, Mr. Schulman called Mr. Roulston and stated that General Chemical Group had determined to make a cash offer of $9.25 per Share. After extensive negotiations with Mr. Schulman and consultation with the Company's advisors, Mr. Roulston counteroffered that he believed the Company's Board would accept $9.75 per Share. On December 28, 1998, Mr. Schulman responded with $9.50 per Share as a firm cash offer. Mr. Roulston then contacted the Board members and scheduled a Board meeting.

     On January 7, 1999, the Board of the Company met to review the latest drafts of the agreements and to consider the $9.50 cash offer from General Chemical Group. Legal counsel to the Company assisted in said review and presented an update on the status of all open issues.

     At the same meeting, representatives of McDonald reviewed with the Board of Directors the various valuation methodologies used in its analysis of the financial terms of the Offer and Merger and responded to various questions from the Directors concerning these matters. At the conclusion of McDonald's presentation and related Board discussions, at the request of the Board of Directors, McDonald rendered its opinion that, as of the date thereof, the consideration of $9.50 per share to be received by the Company's shareholders in the Offer and the Merger was fair, from a financial point of view, to such holders.

     Following further discussions, the Board unanimously determined that the Offer and Merger on the terms presented at the meeting were advisable and fair to and in the best interests of the Company and its stockholders. The Board also approved the Merger Agreement and the Stockholders Agreement in substantially the form presented to the Board of Directors. The Board determined to recommend acceptance of the Offer and approval and adoption of the final Merger Agreement by the stockholders of the Company (to the extent that such approval and adoption may be required by applicable law) and the Board authorized management to execute and deliver the agreements, subject to management and counsel's affirmation that all outstanding issues had been resolved.

     On January 7, 1999, after the close of business and the conclusion of the meeting of the Board of Directors, the parties resolved all outstanding issues, and the parties executed and delivered the Merger Agreement, the Stockholders Agreement and the other related agreements. On January 8, 1999, before the opening of the markets, the parties publicly announced that they had entered into the Merger Agreement.

     In deciding to accept Parent's proposal, approve the Merger Agreement and recommend acceptance of the Offer and approval of the Merger Agreement to the stockholders of the Company, the Board considered a number of factors, including, without limitation, the following:

          (i) Historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position; the prospects of going forward as an independent company; various factors affecting the Company's strategic plans, the Company's position in its industry and industry conditions generally;

          (ii) The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives;

          (iii) The fact that the Company's businesses are highly specialized and operate in narrow market niches with no synergies among the three businesses; and, as a result, there are very few potential acquirers for which there is a close strategic fit for each separate operating subsidiary and even fewer potential acquirers for the Company as a whole;

          (iv) The unfavorable tax impact to the Company of selling off separate business units;

          (v) The uncertainty of negotiating an equally or more favorable transaction within a reasonable time frame with a third party if Parent's proposal would be rejected;

          (vi) The terms of the Merger Agreement, including the form of the transaction, the lack of a financing contingency, the parties' representations, warranties and covenants, and the conditions to their respective obligations, including the fact that, pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited proposal for an Acquisition Transaction (as defined in the Merger Agreement) involving superior terms to acquire the Company, and that after certain conditions have been satisfied, the Company may terminate the Merger Agreement and accept such superior proposal subject to the Company's obligation to pay a termination fee and expenses in the amount and in the manner described in the Merger Agreement;

          (vii) The desirability of cash consideration as opposed to the Company's shareholders receiving stock with all the related investment considerations;

          (viii) The taxable nature of the transaction;

          (ix) The inability of the Company to consummate strategic acquisitions or joint marketing ventures after significant and sustained efforts;

          (x) The availability of appraisal rights in the Merger under applicable law; and

          (xi) The opinion of McDonald presented on January 7, 1999 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $9.50 per Share cash consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of McDonald's written opinion dated January 7, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken by McDonald, is attached hereto as Annex B and is incorporated herein by reference. McDonald's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     The Board did not assign relative weights to the above factors. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it during the process followed by the Board.

                          OPINION OF FINANCIAL ADVISOR

     The Board of Directors of the Company retained McDonald to render an opinion to the Board of Directors of the Company as to the fairness from a financial point of view of the consideration to be received in the Offer and the Merger by the stockholders of the Company. McDonald was retained by the Company on the basis of, among other things, its experience and expertise and familiarity with the automotive industry. As part of its investment banking business, McDonald is customarily engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and estate planning purposes. On January 7, 1999, McDonald delivered its oral opinion to the Board of Directors of the Company, and McDonald later delivered its written opinion to the Board of Directors of the Company, to the effect that, as of January 7, 1999, and based upon the assumptions and other matters set forth therein, the consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company (the "McDonald Opinion"). No restrictions were imposed by the Company's Board of Directors upon McDonald with respect to investigations made or procedures followed by McDonald in rendering its opinion.

     THE MCDONALD OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF THE COMPANY AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE COMPANY'S STOCKHOLDERS, OF THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER. THE MCDONALD OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER HIS, HER OR ITS SHARES PURSUANT TO THE OFFER OR TO

VOTE SUCH SHARES IN FAVOR OF THE MERGER, NOR DOES IT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO PURSUE THE MERGER.

     The summary of the McDonald Opinion set forth below is qualified in its entirety by reference to the full text of the McDonald Opinion, which is attached hereto as Annex B. Stockholders of the Company are urged to, and should, read the McDonald Opinion carefully in its entirety for assumptions made and matters considered in and the limits of the review conducted by McDonald.

     Although McDonald evaluated the financial terms of the Offer and the Merger, McDonald did not recommend the specific consideration to be paid in either the Offer or the Merger. The consideration to be received by the Company's stockholders as a result of the Offer and the Merger was determined by negotiations between the Company and General Chemical Group. McDonald did not participate in those negotiations. In connection with rendering its opinion, McDonald, among other things, (i) reviewed the Merger Agreement; (ii) reviewed drafts of the Offer to Purchase and this Schedule 14D-9; (iii) reviewed the Company's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended June 30, 1998, 1997, 1996, 1995 and 1994; (iv) reviewed certain operating and financial information, including projections, relating to the Company's business and prospects, provided to McDonald by management; (v) visited each of the Company's facilities and met with certain members of the Company's management to discuss its operations, historical financial statements and future prospects; (vi) reviewed the historical prices and trading volume of the Company's common stock; (vii) reviewed publicly available financial data and stock market performance data of companies which it deemed generally comparable to the Company; (viii) reviewed the terms of recent acquisitions of companies which it deemed generally comparable to the Company; and (ix) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

     In McDonald's review and analysis and in arriving at its opinion, McDonald assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and assumed and relied upon the representations and warranties of the Company, Parent and the Purchaser contained in the Merger Agreement. McDonald was not engaged to, and did not independently attempt to, verify any of such information. McDonald also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Company's consent, assumed that such projections reflect the best currently available estimates and judgments of the Company's management. McDonald was not engaged to assess the achievability of such projections or the assumptions on which they were based and, as such, expresses no view as to such projections or assumptions. In addition, McDonald did not conduct an evaluation or appraisal of any of the assets, properties or facilities of the Company nor was it furnished with any such evaluation or appraisal. McDonald also assumed that the conditions to the transaction as set forth in the Merger Agreement would be satisfied and that the sale of the Company would be consummated on a timely basis in the manner contemplated by the Merger Agreement.

     McDonald was engaged by the Company solely for the purpose of rendering the McDonald Opinion. In connection with the preparation of the McDonald Opinion, McDonald was not authorized by the Company or the Board of Directors of the Company to solicit, nor did it solicit, third party indications of interest for the acquisition of all or any part of the Company. McDonald also did not participate in negotiations between the Company and the Parent.

     The following is a summary of certain financial analyses used by McDonald in connection with providing its opinion to the Board of Directors of the Company. McDonald derived implied prices for the Company's common stock based upon what these analyses, considered in light of the judgment and experience of McDonald, suggested about the Company's value. The McDonald Opinion is based on McDonald's consideration of the collective results of all such analyses, together with other factors referred to in its opinion letter. In concluding that the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the stockholders of the Company, McDonald compared the consideration to be received in the Offer and the Merger to each range of implied prices per share set forth below, which were derived from the analyses performed from McDonald, and noted as generally supporting its opinion that the price per share of the Company's common stock of $9.50 was consistent with the ranges of such implied share prices for the Company's common stock derived from historical stock trading analysis, comparable public company analysis, comparable merger transactions analysis, discounted cash flow analysis, economic profit analysis, and leveraged buyout analysis.

     Historical Stock Trading Analysis. McDonald reviewed the closing per-share market price of the Company's Common Stock over the ten-year period ended January 7, 1999. McDonald calculated the high and low daily closing prices and the average closing price over the ten-year period from January 6, 1989 to January 7, 1999; over the five-year period from January 6, 1994 to January 7, 1999; over the three-year period from January 5, 1996 to January 7, 1999; over the one-year period from January 6, 1998 to January 7, 1999; over the six-month period from July 6, 1998 to January 7, 1999; over the three-month period from October 6, 1998 to January 7, 1999; and over the one-month period from December 4, 1998 to January 7, 1999. Over the ten-year period, the high closing price was $10.00, the low closing price was $0.38, and the average closing price was $4.90. Over the five-year period, the high closing price was $10.00, the low closing price was $5.13, and the average closing price was $7.04. Over the three-year period, the high closing price was $9.25, the low closing price was $5.13, and the average closing price was $7.02. Over the one-year period, the high closing price was $9.25, the low closing price was $6.25, and the average closing price was $7.66. Over the six-month period, the high closing price was $8.44, the low closing price was $6.25, and the average closing price was $6.99. Over the three-month period, the high closing price was $7.13, the low closing price was $6.25, and the average closing price was $6.69. Over the one-month period, the high closing price was $6.88, the low closing price was $6.25, and the average closing price was $6.51. McDonald noted that, based upon these ratios and implied share prices, the $9.50 per share consideration to be received by the Company's stockholders in the Offer and the Merger was greater than the range of average closing prices per share (from $4.90 to $7.66) during the period under review, and was within 5% of the highest price at which the Company's stock had traded during such period.

     Comparable Public Company Analysis. McDonald reviewed and compared the financial and market performance of the Company to the financial and market performance of seven publicly-traded companies that McDonald believed were comparable in certain respects to the Company (the "Comparable Companies"). These seven publicly-traded companies are U.S.-based manufacturers of metal powertrain and structural components for the automotive and transportation equipment industries, each with an equity market capitalization of less than $500 million. The Comparable Companies included Amcast Industrial, Autocam Corporation, Citation Corporation, Hilite Industries, Intermet Corp., Newcor, Inc. and Simpson Industries. The Comparable Companies were chosen by McDonald as companies that, based on publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which the Company operates, although McDonald recognizes that each of the Comparable Companies is distinguishable from the Company in certain respects. For each of the Comparable Companies, McDonald examined certain publicly available financial data, including sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net operating profit after taxes ("NOPAT"), invested capital, book value, earnings per share, and profit margins. McDonald examined balance sheet items, published earnings forecasts and the trading performance of the common stock of each of the Comparable Companies. McDonald calculated the ratio of each Comparable Company's "Enterprise Value" (the total market value of the common stock outstanding plus the principal amount of total debt, less cash and investments) to that Company's sales, EBITDA, EBIT, NOPAT and invested capital for the latest twelve month period. McDonald then applied the median of each of such ratios to the Company's sales, EBITDA, EBIT, NOPAT and invested capital for its latest twelve months ("LTM") to calculate implied prices per share for the Company's Common Stock. The ratios of the Comparable Companies' Enterprise Value to net sales for the latest twelve months ranged from 0.6x to 1.5x with a median value of 0.7x. The ratios of the Comparable Companies' Enterprise Value to EBITDA for the latest twelve months ranged from 4.3x to 9.2x with a median value of 5.6x. The ratios of the Comparable Companies' Enterprise Value to EBIT for the latest twelve months ranged from 6.4x to 16.7x with a median value of 9.7x. The ratios of the Comparable Companies' Enterprise Value to NOPAT for the latest twelve months ranged from 9.6x to 22.8x with a median value of 13.7x. The ratios of the Comparable Companies' Enterprise Value to invested capital for the latest twelve months ranged from 0.8x to 1.3x with a median value of 1.0x.

     In addition, McDonald calculated the ratio of the stock prices of each of the Comparable Companies to that company's book value and earnings per share for the latest twelve months, projected earnings per share for calendar 1998, and projected earnings per share for calendar 1999. McDonald then applied the median of each of such ratios to the Company's book value, earnings per share for the latest twelve months, projected earnings per share for calendar 1998 and projected earnings per share for calendar 1999, to calculate implied prices per share for the Company's Common Stock. The ratios of the Comparable Companies' stock prices to book value for the latest twelve months ranged from 0.7x to 2.1x with a median value of 1.3x. The ratios of the Comparable Companies' stock prices to earnings per share for the latest twelve months ranged from 7.8x to 14.4x with a median value of 9.9x. The ratios of the Comparable Companies' stock prices to projected earnings per share for calendar 1998 ranged from 8.4x to 14.2x with a median value of 11.7x. The ratios of the Comparable Companies' stock prices to projected earnings per share for calendar 1999 ranged from 4.7x to 9.3x with a median value of 8.4x.

     Application of the median Comparable Companies multiples to the Company resulted in an implied equity value of $7.53 per share based on LTM sales, $11.05 per share based on LTM EBITDA, $9.89 per share based on LTM EBIT, $7.78 per share based on LTM NOPAT, $8.76 per share based on invested capital, $8.29 based on book value, and $7.26 per share based on LTM earnings per share. In addition, application of the median Comparable Companies multiples to projected earnings per share resulted in implied equity values of $8.63 per share based on calendar 1998 projections, and $6.64 per share based on calendar 1999 projections. In its analysis, McDonald noted that the consideration of $9.50 per share to be received by stockholders pursuant to the Offer and the Merger was greater than the average implied valuation per share suggested by its Comparable Companies analysis of $8.43 per share, and that such consideration was within the range of $6.64 to $11.05 suggested by this analysis.

     McDonald calculated NOPAT and invested capital for the Comparable Companies and the Company on an LTM basis. McDonald calculated LTM Economic Profit (defined as (i) NOPAT less (ii) beginning invested capital times the weighted average cost of capital) and current operations value (defined as (i) LTM Economic Profit divided by weighted average cost of capital plus (ii) LTM invested capital) ("Current Operations Value") for the Comparable Companies and the Company, and estimated the market's expectation of future growth in Economic Profit ("Future Growth Value") inherent in stock prices as of January 7, 1999 by subtracting Current Operations Value from Enterprise Value. McDonald then analyzed Future Growth Value as a percentage of Enterprise Value ("Future Growth Value Percentage") for the Comparable Companies, and compared it to the Future Growth Value Percentage of the Company. The Future Growth Value Percentage for the Comparable Companies ranged from (11.0)% to 44.7% with a median of 14.2%, as compared to the Company's Future Growth Value Percentage of 26.9%. McDonald then analyzed the Future Growth Value Percentage of the Company based on the consideration of $9.50 to be received by the Company's stockholders in the Offer and the Merger, which resulted in a Future Growth Value Percentage of 45.8%, and determined that the Future Growth Value Percentage was also considerably higher than the Comparable Company median of 14.2%.

     McDonald calculated the total share price return, including dividends ("Total Return"), for each of the Comparable Companies over the five-year period ended January 7, 1999. Over this period, the Total Return for the Comparable Companies ranged from (15.0)% to 9.2%, with a median of 2.3%. For the three-year period ending January 7, 1999, the Total Return of the Comparable Companies ranged from (19.3)% to 8.9% with a median of 4.6%. For the one-year period ending January 7, 1999, the Total Return for the Comparable Companies ranged from (57.1)% to 33.9%, with a median of (19.5)%. McDonald noted that using the consideration of $9.50 to be received by the Company's stockholders in the Offer and the Merger provided a Total Return of 4.4% for the five-year period ending January 7, 1999, which is above the median of 2.3% for the Comparable Companies, and that the Company's Total Return of 14.7% and 21.6% for the three-and one-year periods ending January 7, 1999 were also above the median values of the Comparable Companies for such periods.

     Comparable Transactions Analysis. McDonald reviewed certain financial data and the purchase prices paid in 35 acquisition transactions completed since October 1996 in the automotive and transportation equipment industry for which relevant information was available and which involved consideration of less than $500 million (the "Comparable Transactions"). For each of the companies involved in the Comparable Transactions, McDonald examined certain publicly available financial data, including LTM sales, LTM EBITDA, LTM EBIT and book value. McDonald examined, to the degree available, balance sheet items, published earnings forecasts and the trading performance of the common stock of each of the companies involved in the Comparable Transactions. McDonald calculated the ratio of the Enterprise Value of each of the Comparable Transactions to the target company's LTM sales, LTM EBITDA and LTM EBIT. McDonald calculated the ratio of the Equity Value of each of the Comparable Transactions to the target company's book value. McDonald then applied the mean of each of such ratios to the Company's LTM sales, LTM EBITDA, LTM EBIT and book value in order to calculate implied prices per share for the Company's common stock.

     The ratios of the values of the Comparable Transactions to the target companies' sales for the latest twelve months ranged from 0.2x to 1.5x with a median value of 0.7x. The ratios of the values of the Comparable Transactions to the target companies' LTM EBITDA ranged from 3.3x to 9.5x with a median value of 5.6x. The ratios of the values of the Comparable Transactions to the target companies' LTM EBIT ranged from 3.7x to 13.5x with a median value of 7.4x. The ratios of the values of the Comparable Transactions to the target companies' book value ranged from 1.0x to 4.3x with a median value of 2.0x.

     Application of the median Comparable Transactions multiples to the Company resulted in an implied equity value of $7.82 per share based on LTM sales, $11.12 per share based on LTM EBITDA, $6.89 per share based on LTM EBIT, and $12.74 per share based on book value. In its analysis, McDonald noted that the consideration to be received by stockholders pursuant to the Offer and the Merger was slightly below the average implied valuation per share suggested by its Comparable Transactions analysis ($9.64), and that such consideration was within the range of $6.89 to $12.74 suggested by this analysis.

     McDonald reviewed the purchase price paid per share and recent target company closing stock prices in 93 acquisition transactions completed since January 1997 for publicly-held, industrial companies which involved consideration of less than $500 million (the "Public Transactions"). For each of the companies involved in the Public Transactions, McDonald examined the closing stock price one day prior to announcement date, one week prior to announcement date, and four weeks prior to announcement date, in order to calculate the premium paid over the closing stock price at those points in time. The Public Transactions had a median premium of 15.2% over the closing price four weeks prior to announcement, a median premium of 14.3% over the closing price one week prior to announcement, and a median premium of 11.6% over the closing price one day prior to announcement. McDonald noted that the consideration of $9.50 to be received by the Company's stockholders in the Offer and the Merger represents a premium of 46.2% over the closing price four weeks prior to announcement, a premium of 43.4% over the closing price one week prior to announcement, and a premium of 46.2% over the closing price one day prior to announcement.

     Discounted Cash Flow Analysis. Discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity by discounting to the present its future expected cash flows. McDonald performed a discounted cash flow analysis of the Company based upon financial projections for the years 1999 to 2003 which were provided by management.

     The discounted cash flow analysis was conducted by estimating the Company's weighted average cost of capital ("WACC") at 11.5%. Using this estimate of cost of capital, McDonald calculated the present value of free cash flows for each of the fiscal years ending June 30, 1999 through 2003 and the present value of the terminal value of the Company (the calculated value of the Company at the end of the projection period). McDonald calculated the terminal value in year 2003 based upon a perpetual growth rate of 2.1%. McDonald calculated the equity value of the Company by subtracting the Company's total debt from the sum of cash, the present values of free cash flows and the present value of the terminal value of the Company. McDonald performed sensitivity analysis using a range of estimates for the WACC from 10.5% to 12.5%, and assuming perpetual growth rates ranging from 0.0% to 4.1%. Based on this analysis, McDonald calculated per-share equity values of the Company ranging from $8.34 to $10.95 per share, with a midpoint equity value of $9.52 per share using the estimate of the Company's WACC of 11.5% and perpetual growth rate of 2.1%. These values were calculated without giving any effect to any expense savings or revenue enhancement opportunities that may result from the Merger. McDonald compared the range of implied equity values calculated using the discounted cash flow methodology to the consideration to be received by the Company's stockholders in the Offer and the Merger, and noted that the consideration to be received by the Company's stockholders was within the range of implied equity values and approximates the midpoint of such equity values.

     In estimating the WACC, McDonald performed analyses consistent with the Capital Asset Pricing Model. McDonald derived a five-year monthly S&P 500 equity beta for each of the Comparable Companies and the

Company from industry sources. The equity betas were unlevered according to the debt to market value (defined as total debt divided by total debt plus the market value of equity) for each Comparable Company. McDonald arrived at a median unlevered beta ("Comparable Group Beta") for the group of Comparable Companies including the Company. McDonald calculated the Company's cost of equity using a market risk premium of 7.8%, representing the long-term average return of equities over risk-free assets, plus a size premium of 3.3%, representing a market discount based on market capitalization. McDonald calculated the Company's cost of equity capital to be 14.3%. Based on the Company's historical borrowing rates, the after-tax cost of debt capital was estimated at 5.0%. The WACC was then calculated as an average of the cost of equity capital (weighted at 70%) and the cost of debt capital (weighted at the Company's target debt ratio of 30%). McDonald then calculated the Company's WACC to be 11.5%.

     Economic Profit Analysis. Economic profit analysis is a valuation methodology used to derive a valuation of a corporate entity by discounting to the present its future expected Economic Profit. The economic profit analysis was conducted by estimating the Company's WACC at 11.5%, the midpoint of the range of estimates of the Company's weighted average cost of capital developed for the discounted cash flow analysis. Using this estimate of cost of capital, McDonald calculated the present value of Economic Profit for each of the fiscal years ending June 30, 1999 through 2003 and the present value of the terminal value of the Company (the calculated value of the Company at the end of the projection period). McDonald calculated the equity value of the Company by subtracting the Company's total debt from the sum of cash, the present values of Economic Profit, the present value of the terminal value of the Company, and the Company's invested capital at June 30, 1998. Based on this analysis, McDonald calculated a per-share equity value of $9.52 per share. These values were calculated without giving any effect to any expense savings or revenue enhancement opportunities that may result from the Merger. McDonald compared the implied equity value calculated using the economic profit methodology to the consideration to be received by the Company's stockholders in the Offer and the Merger, and noted that the consideration to be received by the Company's stockholders approximates the implied equity value derived from the economic profit analysis.

     Inherent in discounted cash flow and economic profit analyses are the use of a number of assumptions, including those relating to the reasonableness and achievability of management's projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of such analyses.

     Leveraged Buyout Analysis. McDonald also performed a leveraged buyout analysis of the Company as a means of establishing the value of the Company assuming the sale of the Company to a typical financial buyer. A leveraged buyout ("LBO") involves the acquisition or recapitalization of a company financed primarily by incurring indebtedness that is serviced by the post-LBO operating cash flow of the company. McDonald used the same projections provided by management used in its discounted cash flow and economic profit analyses and assumed, for purposes of the LBO analysis, a leveraged capital structure (67.2% senior and subordinated debt and 32.8% equity). Management's projections supported a purchase price under an LBO analysis of $9.50 per share, which is equal to the consideration to be received in the Offer and the Merger. This purchase price and capital structure resulted in a total debt to 1998 LTM EBITDA multiple of 3.6x and a LTM EBITDA to fixed charges ratio of 1.9x. Based on management's projections, the LBO equity holders would earn an internal rate of return ranging from 36.9% (assuming 85% fully diluted ownership) to 39.4% (assuming 93.0% fully diluted ownership).

     The summary set forth above does not purport to be a complete description of the analyses performed by McDonald in arriving at the McDonald Opinion. The preparation of a fairness opinion is a complex process not necessarily susceptible to partial or summary description. McDonald believes that its analysis must be considered as a whole and that selecting portions of analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses set forth in the McDonald Opinion. In arriving at its opinion, McDonald considered the results of all such analyses. The analyses were prepared solely for the purpose of providing its opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the stockholders of the

Company and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities may actually be sold. None of the Comparable Companies is identical to the Company, and none of the Comparable Transactions is identical to the Offer and the Merger. Accordingly, an analysis of comparable publicly traded companies and comparable acquisition transactions is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and the companies involved in the Comparable Transactions and other factors that could affect the public trading value of the Comparable Companies or the company to which they are being compared, or the value of the Comparable Transactions or the transaction to which they are being compared. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, McDonald's opinion and presentation to the Board of Directors of the Company was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Offer and the Merger.

     The term "fair from a financial point of view" is a standard phrase contained in investment banking fairness opinions and refers to the fact that McDonald's opinion is addressed solely to the financial attributes of the consideration to be paid in connection with the Offer and the Merger.

     McDonald is a full service securities firm and as such, in the ordinary course of its business may from time to time effect transactions for its own account or the account of customers, and hold long or short positions in the securities of, or in options on the securities of, the Company, General Chemical Group, or both. Carleton, McCreary, Holmes & Co., an investment banking firm whose operations were combined with those of McDonald subsequent to McDonald & Company Investments, Inc.'s merger with KeyCorp, has provided certain investment banking services to the Company in the past, for which it received customary compensation. See Item 5__ below for a description of the fees to be paid to McDonald.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained McDonald to render a fairness opinion in connection with the Offer and the Merger. Pursuant to the terms of McDonalds engagement, the Company has agreed to pay McDonald for its services an aggregate fee of $125,000, plus expenses not to exceed $5,000, $75,000 of which became payable for the services rendered at the November 20, 1998 Company Board meeting and the balance of which becomes payable upon consummation of the Merger. The Company also has agreed to indemnify McDonald and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of McDonald's engagement. In the ordinary course of its business, McDonald and its affiliates may actively trade or hold the securities of the Company and General Chemical Group for their own account or for the accounts of customers and, accordingly, may at any time hold a long or a short position in such securities.

     Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Items 3 and 4 herein no transactions in Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, by any of its executive officers, directors, affiliates, or subsidiaries.

     (b) To the best knowledge of the Company, (i) all of the executive officers and directors of the Company are party to the Stockholders Agreement, currently own in the aggregate approximately 14% of the Shares outstanding on a fully diluted basis and (together with eight other employees of the Company who currently own in the aggregate approximately 2.2% of the outstanding Shares on a fully diluted basis) are obligated to tender their Shares pursuant to the Offer in accordance with the terms of the Stockholders Agreement and (ii) none of its executive officers, directors or other affiliates presently intends otherwise to sell any Shares which are owned beneficially or held of record thereby. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or as to which any such executive officer, director or affiliate is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Item 3(b) and Item 4(b), the Company has not undertaken, and there is not underway any response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clause (1), (2), (3) or (4) of Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (I) SECTION 203 OF THE DGCL

     In general, Section 203 of the DGCL ("Section 203") prevents an "Interested Stockholder" (defined generally as a person that is the "owner" of 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth in the immediately following paragraph) with a Delaware corporation for three years following the time such person became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 defines "Business Combination" generally as a merger or consolidation with an Interested Stockholder or any affiliate or associate thereof, and certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation; (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions; (iii) any transaction involving the corporation or any majority-owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder); or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In accordance with the requirements of Section 203, the Company's Board of Directors has approved the Merger and the Merger Agreement for the purpose of exempting Parent and the Purchaser from the provisions of Section 203, and the terms of the Merger Agreement, the Stockholders Agreements and the transactions contemplated thereby for the purpose of exempting the Merger and the other transactions contemplated thereby from Section 203. AS A RESULT, SECTION 203 WILL NOT APPLY TO CONSUMMATION OF THE OFFER AND THE MERGER.

     The foregoing summary of Section 203 of the DGCL is qualified in its entirety by reference to the full text of that section.

  (II) ARTICLE VII OF THE COMPANY'S CERTIFICATE OF INCORPORATION.

     In general, Article VII of the Company's Certificate of Incorporation ("Article VII") provides that only such affirmative vote as is required by law and any other provision of the Company's Certificate of Incorporation is needed to allow the Company to enter into a Business Combination (defined generally as any merger or consolidation with an Interested Stockholder (defined below) or an affiliate of an Interested Stockholder; any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any assets of the Company in excess of $2,500,000 to or with an Interested Stockholder or an affiliate of an Interested Stockholder; the issuance or transfer by the Company to any Interested Stockholder or any affiliate of an Interested Stockholder of any equity securities of the Corporation or any subsidiary where such equity securities have an aggregate fair market value of $1,000,000 or more; any reclassification of securities, or recapitalization of the Company which has the effect of increasing the percentage of Shares owned by an Interested Stockholder or any affiliate of an Interested Stockholder; or the adoption of any plan or proposal for the liquidation or dissolution of the Company with an Interested Stockholder if the following conditions have been satisfied: (i) the consideration to be received by the holders of Shares shall be cash or in the same form as has been paid by the Interested Stockholder; (ii) the consideration received by the holders of Shares in any Business Combination shall at least be equal to the greater of: (a) the Fair Market Value (as defined in Article VII) of the Shares on the date of the public announcement of the proposal of a Business Combination or on the date on which the Interested Stockholder became an Interested Stockholder, whichever is higher, multiplied by the ratio of (1) the highest per Share price paid by the Interested Stockholder for any Shares acquired by it within the two-year period immediately prior to the date of the public announcement of the proposal of a Business Combination to (2) the Fair Market Value per Share on the first day in such two-year period on which the Interested Stockholder acquired any Shares; or (b) the highest per Share price paid by such Interested Stockholder in acquiring any of the Shares; (iii) after becoming an Interested Stockholder and prior to the consummation of any Business Combination, (a) such Interested Stockholder shall not have acquired any newly issued Shares from the Company, and (b) such Interested Stockholder shall not have received the benefit of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Company, or made any major changes in the Company's business or equity capital structure; and (iv) a proxy statement responsive to the requirements of the Exchange Act shall be mailed to the holders of Shares for the purpose of soliciting stockholder approval of the Business Combination and shall contain at the front thereof in a prominent place any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors (defined generally as persons who were members of the Board of Directors of the Company prior to the date as of which an Interested Stockholder acquired in excess of 10% of the Shares or any director elected or approved by such directors) may choose to state, and an opinion of a reputable investment banking firm as to the fairness of the terms of such Business Combination from the point of view of the holders of Shares other than the Interested Stockholder. For the purposes of Article VII, an "Interested Stockholder" is defined generally as any person who is the beneficial owner of more than 20% of the voting shares of the Company.

     If conditions (i) through (iv) set forth above have not been satisfied, a Business Combination shall require the affirmative vote of the holders of 80% of the Shares, including a majority in interest of the holders of Shares held by persons other than an Interested Stockholder or any Affiliate or Associate of any Interested Stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.

     Notwithstanding any of the requirements set forth above, the above requirements shall not apply to any particular Business Combination and such Business Combination shall require only such affirmative vote, if any, as is required by law and any other provision of the Company's Certificate of Incorporation if such Business Combination: (i) has been approved prior to its consummation by a majority of the Continuing Directors; or (ii) constitutes a merger or consolidation of the Company with, or any sale or lease to or by the Company or any subsidiary of any assets by or to, any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by the Company or its subsidiaries, provided that this clause (ii) shall not apply to any transaction to which any Affiliate of any Interested Stockholder is a party.

     The Company's Continuing Directors have approved the terms of the Merger and Merger Agreement, the Stockholders Agreement, and the other transactions contemplated thereby for the purpose of exempting the Merger and the other transactions contemplated thereby from Article VII. As a result, the above requirements will not apply to the consummation of the Offer and the Merger.

     The foregoing summary of Article VII is qualified in its entirety by reference to the full text of that article.

  (III) THE OHIO TAKEOVER ACT.

     Sections 1707.041, 1707.042, 1707.043, 1707.23 and 1707.26 of the Ohio
Revised Code (collectively, the "Ohio Takeover Act") regulate tender offers. The Ohio Takeover Act applies to the purchase of or offer to purchase any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the company (a "Control Bid"). A subject company includes an issuer, such as the Company, that either has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least one million dollars, and that either more than ten per cent of its beneficial or record equity security holders are resident in Ohio, more than ten per cent of its equity securities are owned beneficially or of record by residents in Ohio, or more than one thousand of its beneficial or record equity security holders are resident in Ohio. A subject company, however, need not be incorporated in Ohio. Notwithstanding the definition of subject company contained in the Ohio Takeover Act, the Ohio Division of Securities (the "Ohio Division"), by rule or an adjudicatory proceeding, may make a determination that an issuer does not constitute a subject company if appropriate review of Control Bids involving the issuer is to be made by any regulatory authority of another jurisdiction. The Ohio Division has not adopted any rules under this provision.

     The Ohio Takeover Act prohibits an offeror from making a Control Bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division. In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division and to send or deliver such information and the material terms of this proposed offer to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division.

     Within five calendar days of such filing, the Ohio Division may by order summarily suspend the continuation of the Control Bid if it determines that the offeror has not provided all of the specified information or that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid. If the Ohio Division summarily suspends a Control Bid, it must schedule and hold a hearing within ten calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than fourteen calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the Control Bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Takeover Act has not been provided by the offeror, that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid, or that the Control Bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the Control Bid by filing new or amended information pursuant to the Ohio Takeover Act.

     The Company is a subject company pursuant to the Ohio Takeover Act and the Offer constitutes a Control Bid for securities of the Company pursuant to a tender offer. Parent has stated that it intends to file specified information with the Ohio Division and otherwise comply with the Ohio Takeover Act.

  (IV) ANTITRUST.

     Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by General Chemical Group, on January 8, 1999, of a Notification and Report Form with respect to the Offer, unless General Chemical Group or the Company receive a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. General Chemical Group and the Company expect to file Notification and Report Forms with respect to the Offer soon. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from General Chemical Group or the Company concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by General Chemical Group or the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of General Chemical Group and the Company. The waiting period under the HSR Act may be terminated prior to its expiration by the FTC and the Antitrust Division. General Chemical Group will request early termination of the waiting period, although there can be no assurance that this request will be granted. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares purchased by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or General Chemical Group or its subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.                                DESCRIPTION
    -----------                                -----------
         1             Offer to Purchase dated January 13, 1999.
         2             Agreement and Plan of Merger dated as of January 7, 1999 by and among Parent, the Purchaser and the Company.
         3             Information Statement pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*
         4             Defiance, Inc. 1985 Stock Option Plan, as amended June 11,
                       1987.
         5             Defiance, Inc. 1989 Stock Option Plan, as amended January
                       20, 1993.
         6             Defiance, Inc. 1998 Stock Option Plan (attached as Exhibit A to the Company's Schedule 14A, filed on September 17, 1998, file no. 000-14044), incorporated herein by reference.
         7             Defiance, Inc. 1994 Stock Option Plan for Non-Employee
                       Directors (filed as Exhibit A to the Company's Proxy
                       Statement for the November 16, 1994 Annual Meeting of
                       Shareholders, file no. 000-14044), incorporated herein by
                       reference.
         8             Intentionally omitted.
         9             Employment Agreement dated February 28, 1992 between the
                       Company and Jerry A. Cooper, as amended July 11, 1996.
        10             Defiance, Inc. Change of Control Policy (filed as Exhibit
                       10-bm to the Company's Annual Report on Form 10-K for the
                       fiscal year ended June 30, 1998, file no. 000-14044),
                       incorporated herein by reference.
        11             Letter agreement dated January 7, 1999 between the
                       Purchaser, the Company and Jerry A. Cooper.
        12             Letter agreement dated January 7, 1999 between the
                       Purchaser, the Company and Michael J. Meier.
        13             Letter agreement dated January 7, 1999 between the
                       Purchaser, the Company and Clifford Schumacher.
        14             Letter agreement dated January 7, 1999 between the
                       Purchaser, the Company and Benjamin Scherschel.
        15             Letter agreement dated January 7, 1999 between the
                       Purchaser, the Company and Fred Burke.
        16             Letter agreement dated January 7, 1999 between the
                       Purchaser, the Company and Michael Madden.
        17             Stockholders Agreement, dated as of January 7, 1999, by and among Parent, the Purchaser, the directors and executive
                       officers, and certain other employees of the Company or its subsidiaries.
        18             Opinion of McDonald Investments Inc. dated January 7,
                       1999.**
        19             Letter to Stockholders dated January 13, 1999.
        20             Press Release issued by General Chemical Group and the
                       Company on January 8, 1999.
        21             Confidentiality Agreement between Company and General
                       Chemical Group dated April 23, 1998.

---------------
 * Included as Annex A hereto.
** Included as Annex B hereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                             DEFIANCE, INC.
Date: January 13, 1999

                                             By: /s/ Michael J. Meier

                                             -----------------------------------
                                             Name: Michael J. Meier
                                             Title: Chief Financial Officer

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    ANNEX A

                                 DEFIANCE, INC.
                         1111 Chester Avenue, Suite 750
                             Cleveland, Ohio 44114

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 13, 1999, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Defiance, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.05 per share (the "Shares"), of the Company. Capitalized terms used in this Information Statement and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the board of directors of the Company (the "Board of Directors" or the "Board").

     On January 7, 1999, New Hampshire Oak, Inc., a Delaware corporation ("Parent"), its wholly-owned direct subsidiary, DN Acquisition Corporation, a Delaware corporation (the "Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions of which, (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all of the issued and outstanding Shares, at a price per Share of $9.50, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). If the Offer and the Merger are completed, the Company will become a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of The General Chemical Group Inc. ("General Chemical Group").

     The Merger Agreement requires the Company to use its best efforts to allow the Purchaser to designate directors to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT,
               HOWEVER, REQUIRED TO TAKE ANY ACTION AT THIS TIME.

     Pursuant to the Merger Agreement, the Purchaser commenced the offer on January 13, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 11, 1999, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement (including any information incorporated by reference) concerning Parent, the Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                  INFORMATION WITH RESPECT TO THE COMMON STOCK

     The Shares are the only class of voting securities of the Company currently outstanding. As of the close of business on January 7, 1999, there were 6,003,749 Shares outstanding, each of which is entitled to one vote on each matter to be considered at a meeting of stockholders, and 440,814 Shares issuable upon exercise of outstanding options, of which 221,905 are currently exercisable and the remaining 218,909 would be exercisable upon a change of control of the Company.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     Under the Company's Certificate of Incorporation, the Board of Directors is divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. There are currently seven directors of the Company. The terms of the current classes of directors expire in 1999 (two directors), 2000 (three directors) and 2001 (two directors) respectively, in each case at the annual meeting of stockholders held in such year or when their respective successors are elected and qualified or until their earlier death, resignation or removal.

PURCHASER DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     Pursuant to the Merger Agreement, and subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, promptly upon purchase by the Purchaser of at least a majority of the outstanding Shares on a fully-diluted basis pursuant to the Offer and from time to time thereafter, the Company will use its best efforts to allow the Purchaser to designate up to the minimum number of directors (the "Purchaser Designees") necessary in order for the result (expressed as a fraction) derived by dividing the number of Purchaser Designees by the total number of directors constituting the whole Board to be at least equal to the result (expressed as a fraction) derived by dividing the number of Shares then held by the Purchaser by the total number of Shares then outstanding; provided, however, that until the Effective Time of the Merger, the Board of Directors will have at least two (2) directors who are neither designated by the Purchaser nor otherwise affiliated with Parent or the Purchaser nor employees of the Company or any of its subsidiaries ("Independent Directors"). The Company has agreed to use its best efforts promptly, at the Company's election, either to increase the size of the Board or to secure the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and to cause the Purchaser Designees to be so elected.

     Following the election or appointment of the Purchaser Designees, and prior to the Effective Time of the Merger, any amendment of the Merger Agreement or of the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser and any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the Independent Directors then in office.

     The Company currently expects that the addition of Purchaser Designees to the Board of Directors will be accomplished by the resignation of Thomas H. Roulston II, Scott Roulston, John D. Ong, Jerry A. Cooper and George H. Lewis III as directors. Richard W. Lock and James E. Heighway would remain as directors prior to the Effective Time of the Merger.

     Parent and the Purchaser have informed the Company that the Purchaser Designees will be selected from among the persons set forth on the following table, which sets forth the name, age, present principal occupation and employment and five year employment history of each of the persons whom the Purchaser has indicated may be designated as a Purchaser Designee pursuant to the Merger Agreement. Purchaser has informed the Company that each person named below has consented to act as a director of the Company, if so designated. The mailing address for each person named below is c/o The General Chemical Group Inc., Liberty Lane, Hampton, NH 03842.

Paul M. Meister                        Mr. Meister has been Vice Chairman of the Board of General
Age 46                                 Chemical Group since 1998 and a director since 1996. Mr.
                                       Meister has been Vice Chairman of the Board and Executive
                                       Vice President of Fisher Scientific International Inc.
                                       ("Fisher") (medical equipment and supplies distributor)
                                       since March 1998, Chief Financial Officer of Fisher since
                                       prior to 1993 and Senior Vice President from prior to 1993 to 1998. Mr. Meister was Senior Vice President of Abex Inc.
                                       (aerospace products and services) ("Abex") from prior to
                                       1993 to 1995. Mr. Meister is also a director of Minerals
                                       Technologies Inc. and M&F Worldwide Corp.
Richard R. Russell                     Mr. Russell has been President and Chief Executive Officer
Age 56                                 and a director of General Chemical Group since 1994. Mr.
                                       Russell has been President and Chief Executive Officer and a director of General Chemical Corporation ("GCC") since prior to 1993.
Todd M. DuChene                        Mr. DuChene has been Vice President, General Counsel and
Age 35                                 Secretary of Fisher since 1996, Vice President of Latona
                                       Associates, Inc. and Secretary of General Chemical Group
                                       since 1998. Previously, he was Senior Vice President,
                                       General Counsel and Secretary of Officemax, Inc. from 1995 to 1996 and Vice President, General Counsel and Assistant
                                       Secretary from 1994 to 1995. Prior to joining Officemax,
                                       Inc., Mr. DuChene was an associate with Baker & Hostetler
                                       from prior to 1993.
Ralph M. Passino                       Mr. Passino has been Vice President and Chief Financial
Age 47                                 Officer of General Chemical Group since 1994. Mr. Passino
                                       has been Chief Financial Officer and Vice President of
                                       Administration of General Chemical Group since prior to 1993 and director since 1994.
Paul M. Montrone                       Mr. Montrone, Chairman of the Board since 1994, has been a
Age 57                                 director of General Chemical Group since prior to 1993 and was President from prior to 1993 to 1994. Mr. Montrone has been Chairman of the Board of Fisher since March 1998, Chief
                                       Executive Officer and a director of Fisher since prior to
                                       1993 and was President from prior to 1993 to 1998. Mr.
                                       Montrone was Vice Chairman of Abex from prior to 1993 until
                                       June 1995. Mr. Montrone is also a director of USA Waste
                                       Management Inc.

     The Purchaser has informed the Company that none of the executive officers or directors of Parent or the Purchaser (i) currently is a director of, or holds any position with, the Company or any of its subsidiaries or (ii) has a familial relationship with any director or executive officer of the Company or any of its subsidiaries. The Company has been advised that, other than pursuant to the Stockholders Agreement, to the best knowledge of General Chemical Group, Parent and the Purchaser, none of General Chemical Group's, Parent's or the Purchaser's directors or executive officers owns any equity securities (or rights to acquire any equity securities) of the Company, and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

     It is expected that the Purchaser Designees may assume office as promptly as practicable following the purchase of a majority of the Shares pursuant to the Offer and that they will constitute a majority of the Board of Directors.

CURRENT DIRECTORS OF THE COMPANY

     Set forth below is certain information regarding the directors of the Company as of January 7, 1999.

Directors Whose Terms Expire in 1999
Thomas H. Roulston II                  Mr. Roulston has served as Chairman of the Board of the
Age 65                                 Company since 1990. Mr. Roulston has been the Chairman of
Director since 1990                    the Board of Roulston & Company, Inc. since 1990, and served as President of Roulston & Company, Inc. from 1963 until
                                       1990. Roulston & Company, Inc. is a registered investment
                                       adviser located in Cleveland, Ohio. He is also a director of
                                       American Stone Industries, Inc.
Scott D. Roulston                      Mr. Roulston has been the President, Chief Executive Officer
Age 41                                 and a director of Roulston & Company, Inc. since 1990, and
Director since 1990                    served as Senior Vice President of Roulston & Company, Inc.
                                       from 1986 until 1990. Mr. Roulston is the son of Thomas H.
                                       Roulston II, Chairman of the Board.

Directors Whose Terms Expire in 2000
James E. Heighway                      Mr. Heighway has been President and Chief Executive Officer
Age 52                                 of MJM Industries, Inc. since 1994. MJM Industries is a
Director since 1994                    cable and electronic component assemblies firm, located in
                                       Fairport, Ohio. From 1985 until 1994 he served as President and Chief Executive Officer of Mueller Electric Company,
                                       Inc., a manufacturer of electronic test and instrumentation accessories located in Cleveland, Ohio.
George H. Lewis III                    Mr. Lewis has been President, Chief Executive Officer and
Age 61                                 Chairman of the Board of Akron Porcelain & Plastics Company
Director since 1994                    of Akron, Ohio since 1975, and has been employed there since
                                       1959. Akron Porcelain & Plastics is a custom molder and
                                       assembler of ceramic and plastic components for the
                                       automotive, appliance and electrical distribution
                                       industries.
John D. Ong                            Mr. Ong retired as Chairman of the Board of the BF Goodrich
Age 65                                 Company in July 1997. He received his B.A. and M.A. degrees
Director since 1997                    from Ohio State University and his LL.B. degree from Harvard
                                       Law School. He joined the BF Goodrich Company in 1961 as
                                       assistant counsel. He was elected Executive Vice President and a Director in June 1973, Vice Chairman of the Board in
                                       April 1974, President in April 1975 and became Chairman of the Board and Chief Executive Officer in July 1979. He
                                       relinquished the title of Chief Executive Officer in
                                       December 1996 and retired as Chairman of the Board in July
                                       1997. He is also a director of Ameritech Corporation, ASARCO
                                       Incorporated, Cooper Industries, Inc., The Geon Company, the
                                       Kroger Co., Marsh & McLennan Companies, Inc. and TRW Inc. In
                                       addition, he is a senior member of the Conference Board and a member of The Business Council. Mr. Ong is also a trustee of the University of Chicago and the John S. and James L.
                                       Knight Foundation, and chairman of The Musical Arts
                                       Association (The Cleveland Orchestra).

Directors Whose Terms Expire in 2001
Jerry A. Cooper                        Mr. Cooper has served as President and Chief Executive
Age 60                                 Officer of the Company since 1992. From 1990 until joining
Director since 1992                    the Company in 1992, Mr. Cooper was President and Chief
                                       Executive Officer of Bettcher Manufacturing Corporation.
                                       Bettcher is a metal forming company serving various
                                       industries, located in Cleveland, Ohio. From 1977 until
                                       1990, he was President and General Manager of Mather Seal
                                       Company, located in Milan, Michigan. Mather Seal is a
                                       manufacturer of Teflon(TM) seals and specialty products for industry, and is a subsidiary of Federal-Mogul Corporation.
Richard W. Lock                        Mr. Lock has been the managing director of Magnus Associates
Age 67                                 since 1989. Magnus Associates is a management consulting
Director since 1989                    firm located in Sylvania, Ohio Mr. Lock served as Vice
                                       President and Treasurer of Owens-Illinois, Inc. from 1984
                                       until 1988. Mr. Lock began his career with Owens-Illinois in
                                       1962, and served in various capacities including Director of
                                       Corporate Planning, Director of Corporate Systems, and
                                       General Manager of an operating division.

     Information as to the directors' beneficial ownership of Shares is set forth below, at "Equity Securities and Certain Holders Thereof."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee, established in 1990 and consisting entirely of nonemployee directors, met three times in fiscal 1998. The committee reviews external and internal audit plans and activities, reviews the Company's annual financial statements and reviews the Company's system of internal and financial controls. The committee also approves all significant fees for audit, audit-related and nonaudit services provided by the independent auditors and recommends the annual selection of independent auditors to the Board. Members of the audit committee are Richard W. Lock (chairman), George H. Lewis III and James E. Heighway.

     The Compensation Committee, established in 1990 and consisting entirely of nonemployee directors, met one time in fiscal 1998. The committee administers the incentive, benefit and stock option plans of the Company and its subsidiaries, approves changes in senior executive compensation and recommends changes in the Company's incentive, benefit and stock option plans to the Board. The committee also recommends the retainer and attendance fees for nonemployee directors. Members of the compensation committee are Scott D. Roulston (chairman), James E. Heighway and John D. Ong.

     The Executive Committee, established in 1992 and consisting of a majority of nonemployee directors, met three times in fiscal 1998. The committee acts upon matters requiring Board action during the intervals between Board meetings and includes all the functions of the Board of Directors other than the filling of vacancies in the Board of Directors or in any of its committees. Members of the executive committee are Thomas H. Roulston II (chairman), Jerry A. Cooper, Richard W. Lock and Scott D. Roulston.

     The Investment Committee, established in 1993 and consisting entirely of nonemployee directors, met one time in fiscal 1998. The committee provides guidance to the administrator and trustees of the defined benefit pension plan of the Company's Defiance Precision Products, Inc. subsidiary, including setting investment guidelines, defining investment mix, selecting fund managers and monitoring fund managers' performance. Members of the investment committee are James E. Heighway (chairman), Richard W. Lock and George H. Lewis III.

     The Nominating Committee, established in 1990 and consisting entirely of nonemployee directors, met one time in fiscal 1998. The committee recommends candidates for Board and Board Committee membership. Members of the nominating committee are Thomas H. Roulston II (chairman), George H. Lewis III and Scott D. Roulston. The Nominating Committee of the Board of Directors considers nominees recommended by stockholders for election at meetings of the stockholders. Because the only new directors to be appointed pursuant to the Merger Agreement are those designated by the Purchaser, the nominating committee is not considering other nominees at this time.

ATTENDANCE AT MEETINGS

     The Board of Directors of the Company met five times during fiscal 1998. During fiscal 1998 each director attended at least 75 percent of the meetings of the Board of Directors and any Committee of the Board of Directors on which he served.

DIRECTOR COMPENSATION

     During fiscal 1998, no directors' fees were paid to directors who were employees of the Company or any of its subsidiaries. Nonemployee directors, other than the Chairman, received an annual fee of $12,000 and a meeting fee of $1,000 for each Board meeting attended. The Chairman received an annual fee of $18,000 and a meeting fee of $1,500 for each Board meeting attended. Nonemployee directors also received a meeting fee of $800 for each committee meeting attended, except the committee chairman, who received a meeting fee of $1,100 for each committee meeting attended. All directors were reimbursed for reasonable out of pocket expenses incurred in connection with their services as directors. Each nonemployee director also receives a nondiscretionary automatic grant of nonqualified options to purchase 2,000 Shares pursuant to the 1994 Nonemployee Director Stock Option Plan upon becoming a director of the Company and thereafter on July 1 of each year of continuing service, with an option exercise price equal to the fair market value of the underlying Shares on the date of grant.

CERTAIN RELATIONSHIPS

     Mr. Scott D. Roulston is the son of Mr. Thomas H. Roulston II. Otherwise, no director has any family relationship to any other director of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Members of the compensation committee are all nonemployee directors who have never been officers or employees of the Company or any of its subsidiaries.

     Roulston & Company, Inc., of which Mr. Thomas H. Roulston II is Chairman of the Board and Mr. Scott D. Roulston is President, managed an average of 65% of the assets of the defined benefit pension plan of the Company's Defiance Precision Products, Inc. subsidiary during fiscal 1998, for which it received fees of approximately $41,000. Roulston & Company, Inc. has continued to provide these services to date during the fiscal year ending June 30, 1999 ("fiscal 1999"), and it is anticipated that it will continue to do so during the balance of fiscal 1999, subject to any change determined by Purchaser after completion of the Offer.

CURRENT OFFICERS OF THE COMPANY

     The executive officers of the Company are as follows:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Thomas H. Roulston II                  65     Chairman of the Board and Director
Jerry A. Cooper                        60     President, Chief Executive Officer and Director
Michael J. Meier                       44     VP-Finance, Chief Financial Officer, Secretary and
                                              Treasurer
James L. Treece                        61     Chief Accounting Officer and Assistant Treasurer
Carl A. Rispoli                        53     Corporate Controller and Assistant Secretary
Clifford Schumacher                    46     VP-Marketing and Corporate Development

     Thomas H. Roulston II has served as Chairman of the Board since in 1990. Mr. Roulston has been the chairman of the board of Roulston & Company, Inc. of Cleveland, Ohio since 1990, and served as president of

Roulston & Company, Inc. from 1963 until 1990. Roulston & Company, Inc. is a registered investment advisor. He is also a director of American Stone Industries, Inc.

     Jerry A. Cooper joined the Company in 1992 as President and Chief Executive Officer. From 1990 until joining the Company, Mr. Cooper was president and chief executive officer of Bettcher Manufacturing Corporation. Bettcher is a metal forming company serving various industries, located in Cleveland, Ohio. From 1977 to 1990 he was president and general manager of Mather Seal Company, a subsidiary of Federal-Mogul Corporation. Mather Seal is a manufacturer of Teflon(TM) seals and specialty products for industry, located in Milan, Michigan.

     Michael J. Meier joined the Company in 1988 as Corporate Controller, and in 1990 was named VP-Finance, Chief Financial Officer, Secretary, and Treasurer. Prior to joining the Company, Mr. Meier held various positions in both public accounting and private industry accounting and finance.

     James L. Treece joined the Company in 1990 as Corporate Controller and in 1992 was named Chief Accounting Officer and Assistant Treasurer. Prior to joining the Company, Mr. Treece was assistant treasurer of HCR Corporation, a publicly-held health care company, from 1981 until 1989, and from 1977 until 1981 was controller of Wolfe Industries Construction Company, which became part of HCR Corporation.

     Carl A. Rispoli joined the Company in 1997 as Corporate Controller and Assistant Secretary. Since 1996 Mr. Rispoli had been self-employed as a management consultant. From 1984 to 1995 Mr. Rispoli held various financial and operating positions with Brush Wellman, Inc., including divisional controller, divisional director of materials and planning, plant director of operations and director of corporate information systems. Brush Wellman is a supplier of high-performance materials with a focus on beryllium-based materials.

     Clifford Schumacher joined the Company in 1998 as VP-Marketing and Corporate Development. Prior to joining the Company, Mr. Schumacher was responsible for marketing and business development for ACMI, Inc., a manufacturer of aluminum automotive components located in Southfield, Michigan. Prior to joining ACMI in 1995 he worked for Alcan Aluminum for seven years, which included two years as business development manager and three years as business manager for subsidiaries of Alcan. Earlier in his career he was with E.I. Du Pont de Nemours, Himont Plastics and Ford Motor Company.

     No executive officer has any family relationship to any other executive officer or director of the Company, except Thomas H. Roulston II, who is the father of Scott D. Roulston, a director of the Company. Each executive officer holds office until the first meeting of the Board of Directors of the Company following the annual meeting of stockholders of the Company and his successor has been elected and qualified, or until his earlier resignation or removal from office.

                 EQUITY SECURITIES AND CERTAIN HOLDERS THEREOF

BENEFICIAL OWNERSHIP OF FIVE PERCENT OR GREATER SHAREHOLDERS

     The following table sets forth beneficial owners known to the Company of five percent or more of the Company's outstanding Shares as of January 7, 1999. All Shares shown in the table reflect sole voting and investment power unless otherwise indicated.

                      NAME AND ADDRESS                         NUMBER OF SHARES      PERCENT OF
                    OF BENEFICIAL OWNER                       BENEFICIALLY OWNED    TOTAL SHARES
                    -------------------                       ------------------    ------------
David L. Babson and Company Incorporated (1)                       677,400              11.3%
One Memorial Drive
Cambridge, MA 02142
Wellington Management Company, LLP (2)                             633,000              10.5%
75 State Street
Boston, MA 02109
Jerry A. Cooper (3)                                                520,028               8.5%
1111 Chester Avenue, Suite 750
Cleveland, OH 44114
Dimensional Fund Advisors Inc. (4)                                 378,800               6.3%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
ROI Capital Management, Inc.(5)                                    337,900               5.6%
17 E. Sir Francis Drake Blvd., Suite 225
Larkspur, CA 94939
First Manhattan Co. (6)                                            337,510              5.60%
437 Madison Avenue
New York, NY 10022

---------------

1. Based upon information available on Nasdaq Online as of January 6, 1999. The
   Schedule 13G filed by David L. Babson and Company Incorporated ("Babson") as of July 31, 1998 with the Securities and Exchange Commission in its capacity as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 indicated that Babson had sole voting and dispositive power with respect to 671,100 Shares.

2. Based upon information available on Nasdaq Online as of January 6, 1999. The
   Schedule 13G filed by Wellington Management Company LLP ("Wellington") as of December 31, 1997 with the Securities and Exchange Commission in its capacity as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 indicated that Wellington had sole voting power with respect to no Shares, shared voting power with respect to 388,000 Shares, sole dispositive power with respect to no Shares and shared dispositive power with respect to 633,000 Shares.

3. Mr. Cooper is a director and executive officer of the Company. Please refer to the table regarding directors and executive officers for ownership detail.

4. Based upon information available on Nasdaq Online as of January 6, 1999. The
   Schedule 13G filed by Dimensional Fund Advisors Inc. ("Dimensional") as of December 31, 1997 with the Securities and Exchange Commission indicated that Dimensional is a registered investment adviser, is deemed to have beneficial ownership of 383,800 Shares of the Company as of December 31, 1997, all of which Shares are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of The DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors, Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such Shares. The schedule indicated that Dimensional had sole voting power with respect to 237,300 Shares, shared voting power with respect to no Shares, sole dispositive power with respect to 383,800 Shares and shared dispositive power with respect to no Shares. Persons who are officers of Dimensional also serve as officers of

DFA Investment Dimensions Group, Inc. (the "Fund") and the DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940. In their capacity as officers of the
   Fund and the Trust, these persons have the power to vote 65,800 additional Shares which are owned by the Fund and 80,700 Shares which are owned by the Trust (both included in sole dispositive power above).

5. Based upon information available on Nasdaq Online as of January 6, 1999. The
   Schedule 13G filed by ROI Capital Management, Inc. ("ROI") on June 19, 1998 with the Securities and Exchange Commission in its capacity as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 indicated that ROI had sole voting and dispositive power with respect to all 337,900 Shares. Mark T. Boyer and Mitchell J. Soboleski, the sole shareholders of ROI, are deemed to be the beneficial owners of the 337,900 Shares pursuant to their ownership interests in ROI.

6. Based upon information available on Nasdaq Online as of January 6, 1999. The Shares held by First Manhattan Co. ("First Manhattan") are held in its capacity as a Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. The Schedule 13G filed by First Manhattan as of December 31, 1997 with the Securities and Exchange Commission indicated that First Manhattan had sole voting power with respect to 34,500 Shares, shared voting power with respect to 352,735 Shares, sole dispositive power with respect to 34,500 Shares and shared dispositive power with respect to 374,085 Shares. The schedule also indicated that 8,000 Shares were owned by family members of general partners of First Manhattan and stated that First Manhattan disclaimed dispositive power as to 4,000 of such Shares and beneficial ownership as to 4,000 of such Shares.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the number of Shares beneficially owned by each director and executive officer of the Company as of January 7, 1999. All Shares shown in the table reflect sole voting and investment power unless otherwise indicated.

                                                         ADDITIONAL SHARES                       TOTAL SHARES AS
                               DIRECTLY   INDIRECTLY          DEEMED                               PERCENT OF
      BENEFICIAL OWNER           HELD        HELD      BENEFICIALLY OWNED(1)   TOTAL SHARES   OUTSTANDING SHARES(2)
      ----------------         --------   ----------   ---------------------   ------------   ---------------------
Jerry A. Cooper (3)            422,446      14,900             82,682            520,028               8.5%
Thomas H. Roulston II (4)      117,613      53,273              6,000            176,886               2.9%
Michael J. Meier                 5,210                         27,077             32,287               0.5%
Scott D. Roulston                8,888                          6,000             14,888               0.2%
John D. Ong                     10,000                          2,000             12,000               0.2%
George H. Lewis III              5,000                          6,000             11,000               0.2%
James E. Heighway (5)            3,000       1,000              6,000             10,000               0.2%
Richard W. Lock                  4,000                          6,000             10,000               0.2%
James L. Treece                  3,300                          3,250              6,550               0.1%
Carl A. Rispoli                  3,000                                             3,000               0.0%
Clifford Schumacher                                                                                    0.0%
                               -------      ------            -------            -------              -----
All directors and executive
  officers as a group (11
  persons)                     582,457      69,173            145,009            796,639              13.0%

---------------

1. Shares subject to options exercisable within 60 days following January 7, 1999.

2. Based on 6,003,749 Shares outstanding on January 7, 1999, adjusted for the Shares subject to options exercisable within 60 days following January 7, 1999 held either by the named individuals or by the group as a whole.

3. Indirect holdings include 14,900 Shares held by Mr. Cooper's wife. Mr. Cooper disclaims beneficial ownership in these Shares.

4. Indirect holdings include 53,273 Shares held by Mr. Roulston's wife. Mr. Roulston disclaims beneficial ownership in these Shares.

5. Indirect holdings include 1,000 Shares held by a trust for Mr. Heighway's granddaughter of which Mr. Heighway is the trustee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater than ten percent stockholders to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"), and to furnish the Company with copies of all such filings. Based solely on its review of copies of these reports furnished to the Company and, where applicable, any written representation that no reports were required, the Company believes during fiscal 1998 all Section 16(a) filing requirements were met.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the annual and long-term compensation during each of the Company's last three fiscal years for the Company's Chief Executive Officer and other executive officers whose annual salary and bonus exceeded $100,000 during fiscal 1998 (collectively, the "Named Executive Officers").

                                                                                    LONG-
                                                                                     TERM
                                                                                 COMPENSATION
                                               ANNUAL COMPENSATION                  AWARDS
                                     ----------------------------------------    ------------
                                                                 OTHER ANNUAL     SECURITIES      ALL OTHER
                                                                 COMPENSATION     UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    SALARY($)    BONUS($)(1)       ($)(2)        OPTIONS(#)        ($)(3)
---------------------------  ----    ---------    -----------    ------------     ----------     ------------
Jerry A. Cooper              1998     275,625       182,326          --             34,760          79,111
President and CEO            1997     262,500       157,763          --                  0          74,374
                             1996     262,500       135,135          --             37,048          89,408
Michael J. Meier             1998     153,000        37,409          --              7,700          17,371
VP-Finance, CFO,             1997     129,000        35,909          --             10,000          15,647
Secretary, Treasurer         1996     125,500        28,414          --              9,000           7,768

---------------

1. Based on service during the fiscal years indicated, though not paid until after the fiscal year.

2. The value of perquisites and other personal benefits for each Named Executive Officer in each year was less than reporting thresholds established by the SEC.

3. Includes Company contributions to a 401(k) plan, life insurance premiums, long-term disability insurance premiums, and Company contributions to the Defiance, Inc. Supplemental Executive Retirement Plan ("SERP") and the Defiance, Inc. Supplemental Savings and Deferred Compensation Plan ("SSDCP") as follows:

                                     401(k)      LIFE       LONG-TERM
                                      PLAN     INSURANCE    DISABILITY     SERP     SSDCP     TOTAL
                                     ------    ---------    ----------     ----     -----     -----
            Mr. Cooper:
              1998                   4,538       5,584        6,148       50,432    12,409    79,111
              1997                   7,000       5,010        6,148       47,716     8,500    74,374
              1996                   7,388       4,170        6,148       60,000    11,702    89,408
            Mr. Meier:
              1998                   6,454         334                    10,075       508    17,371
              1997                   4,830         284                     9,265     1,268    15,647
              1996                   6,284         273                               1,211     7,768

     The SERP was adopted during fiscal 1995 to provide retirement benefits on a nonqualified basis for certain key executives. This is an unfunded plan, the obligations of which are to be paid out of the general funds of the Company. Under this plan, the Company sets aside a percentage of each participant's salary and bonus earned for the fiscal year (nine to twelve percent for the CEO and six to eight percent for all other participants, based upon the participant's age) in an account in the name of the participant the following fiscal year. This plan was adopted retroactive to April 1, 1992 for the CEO (his date of hire) and effective July 1, 1995 for all other participants. Partial vesting begins after five years of service, with full vesting after ten years of service or at retirement. Interest is accrued annually at the percentage change in the Consumer Price Index. The SERP provides that in the event a participant experiences a termination due to a change of control of the Company, the Company shall, at such time, pay the such participant a lump sum consisting of the value of the participant's accounts under the SERP as if he were fully vested.

     Under the SSDCP, also adopted during fiscal 1995, an amount equal to the difference between the amount that would have been allocated to a participant's 401(k) account as Company contributions, in the absence of legislation limiting such allocations, and the amount actually allocated is added to the participant's account. Partial vesting begins after two years of service, with full vesting after six years of service or retirement. Interest is accrued annually at the Company's long-term borrowing rate. The SSDCP provides that in the event of a change of control, the Company shall pay to each participant a lump sum consisting of the value of the participant's accounts under the SSDCP as if the participant fully vested, and the amount shall be paid at the time of termination following the change of control.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning options granted under the 1989 Stock Option Plan during fiscal 1998 to each of the Named Executive Officers.

                                         INDIVIDUAL GRANTS
                               -------------------------------------
                                             % OF TOTAL                                POTENTIAL REALIZABLE
                                 NUMBER       OPTIONS                                    VALUE AT ASSUMED
                                   OF         GRANTED      EXERCISE                   ANNUAL RATES OF STOCK
                               SECURITIES        TO         OR BASE                   PRICE APPRECIATION FOR
                               UNDERLYING    EMPLOYEES       PRICE                       OPTION TERM (2)
                                OPTIONS      IN FISCAL     ($/SHARE)    EXPIRATION    ----------------------
            NAME                GRANTED         YEAR          (1)          DATE        5% ($)       10% ($)
            ----               ----------    ----------    ---------    ----------     ------       -------
Jerry A. Cooper                  34,760        25.92%        $8.00       7/1/2007      174,883      443,188
Michael J. Meier                  7,700         5.74%        $8.00       7/1/2007       38,740       98,175

---------------

1. Exercise prices are equal to the fair market value of the Shares on the date of grant. These options become exercisable as follows: one-fourth one year after the date of grant, an additional one-fourth two years after the date of grant, an additional one-fourth three years after the date of grant and the remaining one-fourth four years after the date of grant.

2. The potential realizable value of each grant of options assuming that the market price of the Shares from the date of grant to the end of the option term (ten years) appreciates at an annualized rate of 5% and 10%. These assumed rates have been suggested by the SEC and are not intended to forecast actual future stock prices. No gain to the optionee is possible without an increase in stock price, which will also benefit all stockholders.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

     The following table summarizes options which were granted under the 1989 Stock Option Plan which were exercised during fiscal 1998 and presents the value of unexercised options held by each of the Named Executive Officers at fiscal year end.

                                                 NUMBER OF SECURITIES
                       SHARES                   UNDERLYING UNEXERCISED
                      ACQUIRED                          OPTIONS                IN-THE-MONEY OPTIONS
                         ON         VALUE       AT FISCAL YEAR-END (#)      AT FISCAL YEAR-END ($) (1)
                      EXERCISE     REALIZED   ---------------------------   ---------------------------
       NAME              (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
       ----           --------     --------   -----------   -------------   -----------   -------------
Jerry A. Cooper        45,796       97,317      61,773         46,749(2)      123,466        41,898
Michael J. Meier        7,633       18,128      18,819         17,367(3)       38,055        24,017

---------------

1. The value of unexercised options represents the difference between the closing price of the Shares on June 30, 1998 of $8.50 per Share and the exercise price of the option, multiplied by the number of underlying Shares.

2. 20,949 option shares are exercisable commencing July 1, 1998.

3. 4,925 option shares are exercisable commencing July 1, 1998.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

     The Company did not have any long-term incentive plans in effect during fiscal 1998 other than the 1989 Stock Option Plan.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has an agreement with Mr. Cooper to enter into a post-termination obligation to consult and not to compete with the Company for one year if employment is terminated for reasons other than voluntary resignation or cause (each as defined in the agreement). This agreement also provides for continuation of base salary, incentive compensation and benefits for two years in the event employment is terminated as the result of a change of control of the Company, after any consulting and non-compete agreements have been satisfied. In addition, the Company has a Change of Control Policy (the "Change of Control Policy") applicable to Mr. Meier and to Messrs. Clifford Schumacher, Benjamin Scherschel, Fred Burke and Michael Madden (each of whom, Mr. Meier and Mr. Schumacher excepted, is President of one of the Company's subsidiaries) that provides for the continuation of base salary, incentive compensation and benefits for a period of two years in the event employment is terminated as a result of change of control of the Company.

     For purposes of the above, a change of control will be considered to have occurred if, as the result of a tender offer, exchange offer, merger, consolidation, sale of assets, contested election or any combination of the foregoing or other similar extraordinary transactions, the persons, who are directors one year prior to the first of any such events to occur, shall cease to constitute a majority of the Board of Directors of the Company or any parent or successor to the Company. For purposes of the agreements with Mr. Cooper and the Change of Control Policy (collectively, the "Change of Control Agreements"), termination due to change of control will be considered to have occurred upon termination of the individual's employment with the Company and upon certain other specified events. Copies of the Change of Control Agreements are filed as
Exhibit 9 and Exhibit 10 to the Schedule 14D-9 attached hereto. The Company anticipates that the Offer will result in a change of control as defined in the Change of Control Agreements. In connection with the Merger Agreement, and in accordance with the terms of the Change of Control Agreements, the Company and the Purchaser have agreed (i) to confirm in all respects the obligations of the Company pursuant to the Change of Control Agreements and (ii) to continue salary, bonus and benefits provided to each of the executives covered by the Change of Control Agreements at no less than current levels prior to a termination due to a change of control (see "Confirmation of Change of Control Arrangements" in the Schedule 14D-9 attached hereto).

                       FIVE-YEAR STOCK PERFORMANCE GRAPH

     The following graph compares the five-year cumulative total return of the Shares to that of two published indices: one a major market index and the other an industry index. The Company has chosen the Nasdaq U.S. Stock Market Index ("Nasdaq") as the major market index and the Dow Jones Other Automobile Parts Index ("Auto parts") as the industry index. It is assumed that the value of the investment in Defiance, Inc. Shares and each index was $100 on June 30, 1993 and that all dividends were reinvested.

                                         Nasdaq            Auto parts       Defiance, Inc.
6/30/93                                   $100                $100                $100
6/30/94                                    101                 101                 102
6/30/95                                    135                 114                 103
6/30/96                                    173                 133                 100
6/30/97                                    210                 161                 131
6/30/98                                    278                 196                 145

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following report was prepared for inclusion in the proxy statement for the annual meeting of the stockholders of the Company held October 23, 1998 and does not reflect any consequences of the Merger Agreement.

GENERAL

     The Compensation Committee (the "Committee") consists entirely of nonemployee directors who have never been employed by the Company or any of its subsidiaries. The Committee formulates overall Company compensation philosophy and related policies, administers and recommends appropriate modifications regarding annual and long-term executive incentive plans and benefits provided to officers and other senior executives and approves annual compensation changes and awards to this group.

     In its development of compensation policies, plan changes and the determination of all awards to Company officers, the Committee takes into account a number of internal and external factors and criteria as well as a variety of independent data and information sources, including published executive compensation studies, an executive compensation study performed specifically for the Committee by a consulting firm which is updated annually, the Company's strategic financial goals and an overall executive compensation plan initially developed in 1992 and revised in 1997. The Committee's objective is to provide the Company's executive team with a competitive yet highly motivational, performance-oriented total compensation plan that fosters executive identification with ownership objectives and is consistent with and maximizes the financial interests of the Company's stockholders.

     The Committee does not believe that the limitation on the tax deductibility of executive compensation in excess of one million dollars under Code Section 162(m) will affect the Company during fiscal 1999 because taxable compensation for any of the named executives is not anticipated to exceed one million dollars. Most of the options granted to date during fiscal 1999 will qualify as incentive stock options and, as such, would not result in any deduction by the Company upon exercise even in the absence of Section 162(m). Moreover, the Defiance, Inc. 1998 Stock Option Plan (the "1998 Plan"), which was approved by the stockholders of the Company at the 1998 Annual Meeting on October 23, 1998, is intended to satisfy the requirements of Section 162(m)(4)(C) and thereby qualify for an exception from the application of Section 162(m) to the non-qualified options granted under the 1998 Plan.

BASE SALARIES

     The Committee's approach to the determination of officer base salaries is that they be generally competitive with prevailing market medians paid by companies of similar size and industry for each respective position, commensurate with the incumbent's level of experience and performance within the scope of his/her responsibilities. Existing levels of incumbent base compensation as well as inflation-based salary structure increases also receive consideration regarding any adjustment decisions.

     Further, base salary levels and ranges (which have been established for each officer position and include a minimum, midpoint, and maximum salary) are considered relative to the total market compensation determined for each officer position. Total compensation should strike an optimal balance between base salary, or the "fixed" element of direct compensation, and incentive, or "at risk" (contingent) compensation, with significant emphasis placed upon at risk incentive compensation within the total direct compensation package of Company officers.

ANNUAL INCENTIVES (BONUS)

     The Company's Annual Incentive (Bonus) Plan identifies a percentage of base salary as a "Target" annual incentive amount for each officer. This amount is based upon current executive compensation survey data and can be earned by the achievement of predetermined corporate and, as appropriate for less senior officers, departmental objectives. In addition to a Target percentage of base salary that can be earned based upon the achievement of predetermined annual objectives, "Threshold" and "Maximum" performance levels directly and respectively correlate with minimum and maximum annual incentive amounts for each officer position. Substantial upside incentive income potential is awarded for achievement in excess of Target and substantial downside incentive income reduction is required for achievements that fail to reach Target levels.

     The failure of an officer or other executive to attain the Threshold level of achievement results in no bonus payment and the Maximum bonus percentage for each position protects the Company from the prospect of paying windfall incentive amounts for the achievement of performance levels that are unexpectedly high or aberrant in nature.

     After Tax Return on Average Equity ("ROE") represented the sole objective for determining the Chief Executive Officer's ("CEO") annual bonus through fiscal 1997. In fiscal 1998, ROE was the basis for 80% of the CEO's bonus, with the attainment of specific goals representing the remaining 20%. Effective commencing in fiscal 1999, ROE will again be the sole objective for determining the CEO's annual bonus. In fiscal 1998 and for fiscal 1999, "Threshold" ROE is 11.0%, "Target" ROE is 16.0% and "Maximum" ROE is 19.5%. The rationale behind using ROE for the incentive plan of the CEO is that this officer, by the nature of his position, is in the most advantageous position to affect the Company's ability to achieve this key measure of overall corporate performance and, thereby, enhance stockholder value. Performance criteria with respect to other officers and key executives include corporate ROE along with achievement of certain pre-agreed upon subsidiary or department financial and task-oriented goals, weighted differently in each individual circumstance.

LONG-TERM INCENTIVES

     During fiscal 1998, the Company's Long-Term Incentive Plan was the Defiance, Inc. 1989 Stock Option Plan (the "1989 Plan"), under which the Committee granted stock options to executive officers and other key employees. For options granted during fiscal 1998, the Committee determined the number of option shares granted to the corporate CEO, corporate CFO and subsidiary presidents by multiplying the officer's established midpoint annual base salary by a predetermined percentage for each position (67% for the CEO and ranging from 29% to 40% for the other officers), and dividing this product by an assigned option value computed using the Black-Scholes method. Options granted under the 1989 Plan for fiscal 1998 vest over a four-year period.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The base salary, annual incentive and long-term incentive awards of Mr. Jerry A. Cooper, the CEO, are adjusted and granted according to the provisions outlined above. During fiscal 1998 the Company exceeded Threshold ROE.

     Mr. Cooper's base salary was increased 3.3% effective July 1, 1998 and is now annualized at $285,000, which is below the fiscal 1999 midpoint for his position. Based upon exceeding Threshold ROE and meeting specific pre-agreed upon goals, he was awarded an Annual Incentive (Bonus) of $182,326 and was granted options to purchase 35,000 Shares at $7.00 per Share (the closing price of the Shares as of the date of grant). The Annual Incentive award and stock option grants were both made in fiscal 1999 and the stock options vest over a four-year period.

Respectfully submitted,

Scott D. Roulston, Chairman
James E. Heighway
John D. Ong

September 18, 1998

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    ANNEX B

                                                        McDonald Investments
                                                        Logo

                                                        MCDONALD INVESTMENTS
                                                        INC.,
                                                        A KEYCORP COMPANY
                                                        800 Superior Avenue
                                                        Cleveland, Ohio
                                                        44114-2603

                                                        Tel: 216 443-2300
January 7, 1999
PERSONAL AND CONFIDENTIAL
Board of Directors
Defiance, Inc.
1111 Chester Avenue, Suite 750
Cleveland, Ohio 44114

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the issued and outstanding shares of Common Stock, $.05 par value per share (the "Common Stock") of Defiance, Inc. (the "Company") pursuant to the Agreement and Plan of Merger dated as of January 7, 1999 (the "Agreement") by and among New Hampshire Oak, Inc. ("Parent"), DN Acquisition Corporation ("Purchaser") and the Company.

     You have advised us that, under the terms of the Merger Agreement, Parent will cause Purchaser to commence a tender offer (the "Offer") to purchase for cash all of the issued and outstanding shares of Common Stock at a purchase price of not less than $9.50 per share (the "Offer Consideration"). As promptly as practicable following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), the Company will become a wholly-owned subsidiary of Parent and all issued and outstanding shares of the Company's Common Stock (other than shares owned by Parent or Purchaser and shares as to which dissenters rights of appraisal have been perfected) will be converted into the right to receive not less than $9.50 per share in cash (the "Merger Consideration" and, collectively with the Offer Consideration, the "Consideration").

     McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) drafts of the Offer to Purchase and the Schedule 14D-9;
(iii) certain publicly available information concerning the Company, including the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for each of the fiscal years in the five year period ended June 30, 1998 and the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1998; (iv) certain operating and financial information, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (vi) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We also have visited each of the Company's facilities and met with certain officers and employees of the Company to discuss its operations, historical financial statements and future prospects, as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company, Parent and Purchaser contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of the Company's management. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted an appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Offer and the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

     We have been engaged by the Company solely for the purpose of rendering the opinion expressed herein. In connection with the preparation of this opinion, we were not authorized by the Board of Directors of the Company to solicit, nor did we solicit, third party indications of interest for the acquisition of all or any part of the Company. We also did not participate in any discussions or negotiations among the Company, Parent or Purchaser.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock pursuant to the Offer and the Merger and does not address the Company's underlying business decision to effect the Merger or any other terms of the Offer or the Merger.

     We will receive from the Company a fee for our services in rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger, as well as the Company's agreement to indemnify us under certain circumstances.

     In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this opinion is directed to the Board of Directors and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock pursuant to the Offer or as to how such stockholder should vote at any stockholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Consideration to be received by the holders of Common Stock in the Offer and the Merger is fair, from a financial point of view, to the holders of such Common Stock.

                                          Very truly yours,

                                          /s/ McDonald Investments Inc.

                                       B-2